                                           Filed Pursuant to Rule 424(b)(5)
                                           Registration No. 333-20199

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED FEBRUARY 28, 1997)

                                  $900,000,000
                         TENNESSEE GAS PIPELINE COMPANY
                    $300,000,000 7 1/2% DEBENTURES DUE 2017
                     $300,000,000   7% DEBENTURES DUE 2027
                    $300,000,000 7 5/8% DEBENTURES DUE 2037

    The 7 1/2% Debentures Due April 1, 2017 (the "20-year Debentures"), the 7% Debentures Due March 15, 2027 (the "30-year Debentures"), and the 7 5/8% Debentures Due April 1, 2037 (the "40-year Debentures") are being issued by Tennessee Gas Pipeline Company, a Delaware corporation ("TGP"). Interest on the 20-year Debentures and the 40-year Debentures will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997. Interest on the 30-year Debentures will be payable semi-annually on March 15 and September 15 of each year, commencing September 15, 1997. The 20-year Debentures, the 30-year Debentures and the 40-year Debentures (collectively, the "Offered Securities") will constitute unsubordinated and unsecured indebtedness of TGP, ranking pari passu in right of payment with all other unsubordinated and unsecured indebtedness of TGP.

    The registered holder of each 30-year Debenture may elect to have such 30-year Debenture (or any portion thereof that is an integral multiple of $1,000) repaid on March 15, 2007 (or, if such day is not a business day, the next succeeding business day) at 100% of the principal amount of such 30-year Debenture (or such portion thereof), together with accrued and unpaid interest thereon to the date of repayment. Such election, which is irrevocable when made, must be made within the period commencing January 15, 2007 and ending at 5:00 p.m. (New York City time) on February 15, 2007 (or, if such day is not a business day, the next succeeding business day). No similar right is available to the holders of the 20-year Debentures or to the holders of the 40-year Debentures. The 30-year Debentures are redeemable, in whole or in part, at the option of TGP at any time and from time to time after March 15, 2007 at a redemption price equal to the Make-Whole Price (as defined). The 20-year Debentures and the 40-year Debentures are not redeemable prior to maturity. None of the Offered Securities provides for any sinking fund. See "Description of Offered Securities".

    The Offered Securities will each be represented by a Global Security (as defined) registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as securities depositary. Beneficial interests in such Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Offered Securities in definitive form will not be issued. See "Description of Offered Securities -- Book-Entry System".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                 PRICE TO           UNDERWRITING          PROCEEDS TO
                                                 PUBLIC(1)           DISCOUNT(2)         COMPANY(1)(3)
---------------------------------------------------------------------------------------------------------
Per 20-year Debenture.....................        99.144%              0.875%               98.269%
Total.....................................     $297,432,000          $2,625,000          $294,807,000
Per 30-year Debenture.....................        99.383%              0.650%               98.733%
Total.....................................     $298,149,000          $1,950,000          $296,199,000
Per 40-year Debenture.....................        98.784%              1.000%               97.784%
Total.....................................     $296,352,000          $3,000,000          $293,352,000
---------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from March 13, 1997.
(2) TGP has agreed to indemnify the Underwriters against or make contributions relating to certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deduction of estimated expenses of $1,000,000 in the aggregate payable by TGP.

    The Offered Securities are offered severally by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Offered Securities will be made on or about March 13, 1997 in New York, New York against payment therefor in immediately available funds.

       DONALDSON, LUFKIN & JENRETTE                     MORGAN STANLEY & CO.
         SECURITIES CORPORATION                              INCORPORATED

CHASE SECURITIES INC.
                    CITICORP SECURITIES, INC.
                                       GOLDMAN, SACHS & CO.
                                                      J.P. MORGAN & CO.
            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 4, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                         PROSPECTUS SUPPLEMENT SUMMARY

     Capitalized terms used in this Prospectus Supplement but not defined herein have the meanings assigned to them in the accompanying Prospectus if defined therein.

                                  THE COMPANY

     TGP is a wholly owned subsidiary of El Paso Tennessee Pipeline Co. ("El Paso Tennessee"), which in turn is an indirect subsidiary of El Paso Natural Gas Company ("El Paso"). Unless the context otherwise requires, references herein to the "Company" shall mean TGP and its subsidiaries.

     The major businesses of the Company consist of the interstate transportation of natural gas, gas marketing, intrastate pipeline operations, international pipelines and power generation and domestic power generation operations. Prior to the Distributions and Merger described in the accompanying Prospectus, the Company also was engaged in the manufacture and sale of automotive exhaust system parts and ride control products; the manufacture and sale of packaging materials, cartons, containers and specialty packaging products for consumer and commercial markets; and the construction and repair of ships.

     TGP is a Delaware corporation with its principal executive offices located at 1001 Louisiana, Houston, Texas 77002. Its telephone number at that address is 713-757-2131.

                              RECENT DEVELOPMENTS

PRELIMINARY RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996

     The following table presents certain unaudited preliminary results of operations data for the year ended December 31, 1996, as well as the prior year comparable amounts. The Company's audited financial statements for the year ended December 31, 1996 have not yet been issued and are not currently available. El Paso's acquisition of El Paso Tennessee and its subsidiaries, including TGP, has been accounted for using the purchase method of accounting and includes the application of "pushdown" accounting to the Company's financial statements as of December 31, 1996. The results of operations data set forth below with respect to the year ended December 31, 1995 (i) are derived from, and are qualified by reference to, the Company's audited combined financial statements and notes thereto contained in the January Form 8-K, which is incorporated by reference in the accompanying Prospectus, and (ii) are reclassified from the historical format so that their presentation will be consistent with the format used for the 1996 results.

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                              ----------------------
                                                                 1996          1995
                                                              -----------     ------
                                                              (UNAUDITED)
                                                                  (IN MILLIONS)
Operating revenues..........................................    $2,735        $1,975
Operating expenses..........................................     2,552         1,842
                                                                ------        ------
Operating income............................................       183           133
Interest income.............................................       (32)          (30)
Interest expense, net of interest allocated to affiliates...        41            65
Other (income) expense, net.................................       (59)          (97)
                                                                ------        ------
Income before income taxes..................................       233           195
Income tax expense..........................................        78            31
                                                                ------        ------
Income before extraordinary loss............................       155           164
Extraordinary loss, net of income tax.......................      (108)           --
                                                                ------        ------
Net income..................................................    $   47        $  164
                                                                ======        ======

     Operating revenues for the year ended December 31, 1996 were $2.7 billion, a 38% increase from the previous year. The increase was primarily due to higher natural gas prices and volumes, as well as higher rates resulting from the implementation of a general rate case filing in July 1995. Operating expenses increased $710 million in 1996 with the majority of the increase attributable to the high cost of gas sold.

     Other (income) expense, net for 1996 decreased $38 million primarily due to reduced equity income attributable to the absence of earnings from Kern River. This decrease was partially offset by $24 million of lower interest expense. Income tax expense was $47 million higher in 1996 due principally to 1995 realizations of unrecognized deferred tax assets related to asset sales. These factors contributed to the decrease in income before extraordinary loss for 1996 of $9 million.

     Prior to the Distributions and Merger, Old Tenneco initiated a realignment of its indebtedness. The results of operations for the year ended December 31, 1996 reflect the Company's recognition of an after-tax extraordinary charge of $108 million related to such debt realignment.

GSR STIPULATION AND AGREEMENT

     On February 28, 1997, TGP filed with the Federal Energy Regulatory Commission (the "FERC") a proposed settlement of all issues related to the recovery by TGP of its GSR and other transition costs and related proceedings (the "GSR Stipulation and Agreement"). Upon final approval by the FERC, this settlement will become effective retroactively to January 1, 1997. The settlement is based upon the El Paso Preliminary GSR Understanding that El Paso reached with TGP's customers in October 1996 in anticipation of the Merger. See "The Company -- Order 636 Transition Matters" included in the accompanying Prospectus. The GSR Stipulation and Agreement allows for TGP to recover up to $770 million in GSR and other transition costs, including interest (less amounts collected through January 1, 1997 of approximately $531 million), through a two-year demand transportation surcharge and an interruptible transportation surcharge. The terms of the GSR Stipulation and Agreement provide for a rate case moratorium through November 2000 (subject to certain limited exceptions) and provide a rate cap, indexed to inflation, through October 31, 2005, for certain of TGP's customers. The purchase accounting adjustments in the Company's "Unaudited Pro Forma Financial Statements" included in the December Form 8-K and incorporated by reference in the accompanying Prospectus assume approval of the settlement with respect to TGP's GSR and other transition costs in accordance with the terms of the GSR Stipulation and Agreement.

     Although parties to TGP's transition cost proceedings do not have to declare their support or opposition to the GSR Stipulation and Agreement until mid-March of 1997, TGP believes that all of TGP's customers will support or not oppose the GSR Stipulation and Agreement. If the GSR Stipulation and Agreement is approved by the FERC in its current form, TGP believes that the resolution of these issues will have no material adverse effect on the Company's consolidated financial position or results of operations. However, no assurance can be given as to the timing or the form of settlement that the FERC will ultimately approve.

                                  THE OFFERING

Offered Securities....................     $300,000,000 aggregate principal
                                             amount of 7 1/2% Debentures Due
                                             2017; $300,000,000 aggregate
                                             principal amount of 7% Debentures
                                             Due 2027; and $300,000,000
                                             aggregate principal amount of
                                             7 5/8% Debentures Due 2037.

Maturity dates........................     April 1, 2017 with respect to the
                                             20-year Debentures, March 15, 2027
                                             with respect to the 30-year
                                             Debentures, and April 1, 2037 with
                                             respect to the 40-year Debentures.

Interest payment dates................     With respect to the 20-year
                                             Debentures and 40-year Debentures,
                                             April 1 and October 1 of each year,
                                             commencing October 1, 1997. With
                                             respect to the 30-year Debentures,
                                             March 15 and September 15 of each
                                             year, commencing September 15,
                                             1997.

Optional redemption...................     The 30-year Debentures are
                                             redeemable, in whole or in part, at
                                             the option of TGP at any time and
                                             from time to time after March 15,
                                             2007 at a redemption price equal to
                                             the greater of (i) 100% of the
                                             principal amount of such 30-year
                                             Debentures and (ii) as determined
                                             by an Independent Investment Banker
                                             (as defined), the sum of the
                                             present values of the remaining
                                             scheduled payments of principal and
                                             interest thereon discounted to the
                                             date of redemption on a semi-annual
                                             basis (assuming a 360-day year
                                             consisting of twelve 30-day months)
                                             at the Adjusted Treasury Rate (as
                                             defined), plus, in each case,
                                             accrued and unpaid interest thereon
                                             to the date of redemption.

                                           The 20-year Debentures and the
                                             40-year Debentures are not subject
                                             to redemption.

Sinking fund..........................     None.

Repayment at option of Holder.........     The registered holder of each 30-year
                                             Debenture may elect to have such
                                             30-year Debenture (or any portion
                                             thereof that is an integral
                                             multiple of $1,000) repaid on March
                                             15, 2007 (or, if such day is not a
                                             business day, the next succeeding
                                             business day) at 100% of the
                                             principal amount of such 30-year
                                             Debenture (or such portion
                                             thereof), together with accrued and
                                             unpaid interest thereon to the date
                                             of repayment. Such election, which
                                             is irrevocable when made, must be
                                             made within the period commencing
                                             January 15, 2007 and ending at 5:00
                                             p.m. (New York City time) on
                                             February 15, 2007 (or, if such day
                                             is not a business day, the next
                                             succeeding business day). No
                                             similar right is available to the
                                             holders of the 20-year Debentures
                                             or to the holders of the 40-year
                                             Debentures.

Ranking...............................     The Offered Securities will
                                             constitute unsubordinated and
                                             unsecured indebtedness of TGP,
                                             ranking pari passu in right of
                                             payment with all other
                                             unsubordinated and unsecured
                                             indebtedness of TGP.

Covenants.............................     The indenture governing the Offered
                                             Securities will contain covenants,
                                             including, but not limited to,
                                             covenants limiting (i) the creation
                                             of liens securing indebtedness, and
                                             (ii) sale and leaseback
                                             transactions.

Use of proceeds.......................     TGP will dividend the net proceeds
                                             from the sale of the Offered
                                             Securities to El Paso Tennessee,
                                             which will use such funds to repay
                                             outstanding debt under the El Paso
                                             Tennessee Credit Facility (as
                                             defined). See "Use of Proceeds".

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary historical combined financial data set forth below have been derived from the audited financial statements of the Company as of December 31, 1995 and 1994, and for each of the three fiscal years ended December 31, 1995, which have been audited by Arthur Andersen LLP, independent public accountants. The summary historical combined financial data set forth below as of and for each of the nine-month periods ended September 30, 1996 and 1995 were derived from the unaudited condensed combined financial statements of the Company. In the opinion of TGP's management, the summary historical combined financial data of the Company as of and for the nine months ended September 30, 1996 and 1995 include all adjusting entries (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the nine months ended September 30, 1996 should not be regarded as indicative of the results that may be expected for the full year.

     The summary unaudited pro forma financial data as of and for the nine months ended September 30, 1996 and for the year ended December 31, 1995 have been prepared to reflect: (i) the Corporate Restructuring Transactions, the Cash and Debt Realignment, and the Merger (see "The Company -- Acquisition by El Paso" included in the accompanying Prospectus); and (ii) the Refinancing Transactions (as such terms are defined in the December Form 8-K incorporated by reference in the accompanying Prospectus). The unaudited pro forma financial position data have been prepared as if such transactions occurred on September 30, 1996; the unaudited pro forma operating results data have been prepared as if such transactions occurred as of January 1, 1995. The summary pro forma financial data are not necessarily indicative of actual operating results or financial position had the transactions occurred as of the dates indicated above, nor do they purport to indicate operating results or financial position which may be attained in the future.

     This information should be read in conjunction with the historical combined financial statements of the Company and notes thereto included in the January Form 8-K and incorporated by reference in the accompanying Prospectus, and in conjunction with the "Unaudited Pro Forma Financial Statements" included in the December Form 8-K and incorporated by reference in the accompanying Prospectus.

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                         (UNAUDITED)
                                                         -----------          HISTORICAL
                                                          PRO FORMA    ------------------------
                                                            1995        1995     1994     1993
                                                         -----------   ------   ------   ------
                                                                     (IN MILLIONS)
OPERATING RESULTS DATA(A)(B):
  Net sales and operating revenues.....................    $1,874      $1,921   $2,381   $2,866
  Depreciation, depletion and amortization.............       212         196      102      170
  Other operating expenses.............................     1,547       1,646    2,070    2,447
  Other (income) expense, net..........................       (97)       (181)    (158)    (132)
                                                           ------      ------   ------   ------
  Income before interest expense and income taxes......       212         260      367      381
  Interest expense, net of interest allocated to
     affiliates........................................        62          65       97      117
  Income tax expense...................................        14          31       89      100
                                                           ------      ------   ------   ------
  Income before extraordinary loss.....................    $  136         164      181      164
                                                           ======
  Extraordinary loss, net of income tax................                    --       --      (25)
                                                                       ------   ------   ------
  Net income...........................................                $  164   $  181   $  139
                                                                       ======   ======   ======

                                                                DECEMBER 31,
                                                              ----------------
                                                               1995      1994
                                                              ------    ------
                                                               (IN MILLIONS)
FINANCIAL POSITION DATA:
  Total assets..............................................  $5,702    $5,459
  Short-term debt...........................................     275       360
  Long-term debt............................................     702     1,016
  Equity....................................................   2,243     1,636

                                                                        (UNAUDITED)
                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                                                HISTORICAL
                                                              PRO FORMA     ------------------
                                                                 1996        1996       1995
                                                              ----------    -------    -------
                                                                       (IN MILLIONS)
OPERATING RESULTS DATA(A)(B):
  Net sales and operating revenues..........................    $1,961       $1,997     $1,368
  Depreciation, depletion and amortization..................       171          162        141
  Other operating expenses..................................     1,649        1,702      1,145
  Other (income) expense, net...............................       (51)        (100)       (92)
                                                                ------       ------     ------
  Income before interest expense and income taxes...........       192          233        174
  Interest expense, net of interest allocated to
     affiliates.............................................        35           33         48
  Income tax expense........................................        65           82         53
                                                                ------       ------     ------
  Income before extraordinary loss..........................    $   92          118         73
                                                                ======
  Extraordinary loss, net of income tax.....................                     (1)        --
                                                                             ------     ------
  Net income................................................                 $  117     $   73
                                                                             ======     ======

                                                                       (UNAUDITED)
                                                                      SEPTEMBER 30,
                                                              -----------------------------
                                                                              HISTORICAL
                                                              PRO FORMA    ----------------
                                                                1996        1996      1995
                                                              ---------    ------    ------
                                                                      (IN MILLIONS)
FINANCIAL POSITION DATA:
  Total assets..............................................   $5,910      $5,233    $5,923
  Short-term debt...........................................       52         324       449
  Long-term debt............................................      882         584       913
  Equity....................................................    2,688       2,440     2,154

---------------

(a) For a discussion of the significant items affecting the comparability of the historical operating results data presented above, reference is made to the "Management's Discussion and Analysis of Results of Operations" included in the January Form 8-K and incorporated by reference in the accompanying Prospectus.

(b) The historical operating results data presented herein reflect the presentation format utilized in the combined financial statements of the Company included in the January Form 8-K and incorporated by reference in the accompanying Prospectus.

                                USE OF PROCEEDS

     The net proceeds to TGP from the sale of the Offered Securities (the "Offering") are estimated to be approximately $883.4 million, after deducting underwriting discounts and commissions and estimated offering expenses. TGP will dividend the net proceeds from the sale of the Offered Securities to El Paso Tennessee, which will then use such funds to reduce amounts outstanding under El Paso Tennessee's Revolving Credit and Competitive Advance Facility Agreement dated as of November 4, 1996 (the "El Paso Tennessee Credit Facility"), among El Paso Tennessee, the banks and other financial institutions party thereto and The Chase Manhattan Bank, as agent. As of February 26, 1997, there was $1.4 billion outstanding under the El Paso Tennessee Credit Facility and the aggregate amount that could be borrowed thereunder was $1.55 billion. Borrowings under the El Paso Tennessee Credit Facility mature in November 1999 and bear interest at a floating rate, which averaged 5.67% as of February 26, 1997. Pending the application of the net proceeds of the Offering as described above, such net proceeds will be invested temporarily by TGP. See "Capitalization".

                                 CAPITALIZATION

     The following table sets forth the unaudited historical cash and capitalization of the Company at September 30, 1996, and the unaudited pro forma cash and capitalization (i) as adjusted to give effect to the Corporate Restructuring Transactions, the Cash and Debt Realignment, the Merger and the Refinancing Transactions (as such terms are defined in the December Form 8-K incorporated by reference in the accompanying Prospectus), and (ii) as further adjusted to reflect the Offering. This table should be read in conjunction with the combined financial statements of the Company and related notes thereto included in the January Form 8-K and incorporated by reference in the accompanying Prospectus and the "Unaudited Pro Forma Financial Statements" included in the December Form 8-K and incorporated by reference in the accompanying Prospectus.

                                                                                          PRO FORMA
                                                                            PRO FORMA    AS FURTHER
                                                              HISTORICAL   AS ADJUSTED    ADJUSTED
                                                              ----------   -----------   -----------
                                                                          (IN MILLIONS)
Cash........................................................   $     35     $     33      $     33
                                                               ========     ========      ========
Short-term debt.............................................   $    324     $     52      $     52
                                                               --------     --------      --------
Long-term debt:
  Allocated bank debt(a)....................................         --          800            --
  Offered Securities........................................         --           --           900
  Other debt................................................        584           82            82
                                                               --------     --------      --------
          Total long-term debt..............................        584          882           982
                                                               --------     --------      --------
Equity:
  Common stock..............................................         --           --            --
  Additional paid-in capital(a).............................         --        2,688         2,605
  Retained earnings.........................................         --           --            --
  Combined equity...........................................      2,440           --            --
                                                               --------     --------      --------
          Total equity......................................      2,440        2,688         2,605
                                                               --------     --------      --------
Total capitalization........................................   $  3,348     $  3,622      $  3,639
                                                               ========     ========      ========

---------------

(a) Represents the allocation or "pushdown" of debt to the Company's financial statements for the estimated amount of the long-term debt incurred by El Paso Tennessee under the El Paso Tennessee Credit Facility that was expected at the time of the December Form 8-K to be refinanced with long-term debt issued by TGP. Subsequent to the Offering, TGP will dividend the actual net proceeds of the Offering to El Paso Tennessee, which will then use such funds to reduce amounts outstanding under the El Paso Tennessee Credit Facility. The allocation of bank debt in the "Pro Forma As Adjusted" amounts has been reflected as a reduction in equity; consequently, the dividend by TGP of the actual net proceeds of the Offering to El Paso Tennessee to reduce amounts outstanding under the El Paso Tennessee Credit Facility will cause a further reduction in equity in an amount equal to the excess of the actual net proceeds of the Offering over the $800 million of allocated bank debt. See "Use of Proceeds".

                         DESCRIPTION OF OFFERED SECURITIES

     The following description of the particular terms of the Offered Securities supplements, and to the extent inconsistent therewith replaces, the description in the accompanying Prospectus of the general terms and provisions of the Debt Securities (as defined in the accompanying Prospectus), to which description reference is hereby made.

GENERAL

     The 20-year Debentures will mature on April 1, 2017 and will be limited to $300 million aggregate principal amount; the 30-year Debentures will mature on March 15, 2027 and will be limited to $300 million aggregate principal amount; and the 40-year Debentures will mature on April 1, 2037 and will be limited to $300 million aggregate principal amount. The Offered Securities will constitute unsubordinated and unsecured indebtedness of TGP, ranking pari passu in right of payment with all other unsubordinated and unsecured indebtedness of TGP. As of December 31, 1996, TGP had approximately $120 million principal amount of unsubordinated and unsecured indebtedness outstanding. The 20-year Debentures, the 30-year Debentures and the 40-year Debentures will each constitute a series of Debt Securities to be issued under an indenture to be dated as of March 4, 1997 (as amended and supplemented from time to time, the "Indenture"), between TGP and The Chase Manhattan Bank, as trustee (the "Trustee"), the terms of which are more fully described in the accompanying Prospectus. The statements herein concerning the Offered Securities and the Indenture do not purport to be complete and are qualified in their entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indenture.

     Each series of the Offered Securities will bear interest at the respective rates per annum set forth on the front cover of this Prospectus Supplement. Interest on the 20-year Debentures and the 40-year Debentures will be payable semi-annually on each April 1 and October 1, commencing October 1, 1997; and interest on the 30-year Debentures will be payable semi-annually on each March 15 and September 15, commencing September 15, 1997 (each date on which interest is so payable being an "Interest Payment Date"). Interest payable on each Interest Payment Date will include interest accrued from March 13, 1997, or from the most recent Interest Payment Date to which interest has been paid or duly provided for. Subject to certain exceptions set forth in the Indenture, interest payable on any Interest Payment Date will be payable to the person in whose name an Offered Security (or any predecessor Offered Security) is registered at the close of business (i) in the case of the 20-year Debentures and the 40-year Debentures, on the March 15 and the September 15, as the case may be, next preceding such Interest Payment Date, and (ii) in the case of the 30-year Debentures, on the March 1 and September 1, as the case may be, next preceding such Interest Payment Date. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The 20-year Debentures and the 40-year Debentures are not repayable or redeemable prior to maturity and do not provide for any sinking fund.

     The registered holder of each 30-year Debenture may elect to have such 30-year Debenture (or any portion thereof that is an integral multiple of $1,000) repaid on March 15, 2007 (or, if such day is not a Business Day, the next succeeding Business Day) at 100% of the principal amount of such 30-year Debenture (or such portion thereof), together with accrued and unpaid interest thereon to the date of repayment. In order for a holder to exercise this option, TGP must receive at its office or agency in New York, New York, during the period beginning on January 15, 2007 and ending at 5:00 p.m. (New York City time) on February 15, 2007 (or, if such day is not a Business Day, the next succeeding Business Day), such 30-year Debenture with the form entitled "Option to Elect Repayment on March 15, 2007" on the reverse of such 30-year Debenture duly completed. Any such notice received by TGP during the period beginning on January 15, 2007 and ending at 5:00 p.m. (New York City time) on February 15, 2007 (or, if such day is not a Business Day, the next succeeding Business Day) shall be irrevocable. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any 30-year Debenture (or any portion thereof) for repayment will be determined by TGP, whose determination will be final and binding. Failure by TGP to repay any 30-year Debenture (or any portion thereof) when required as described above will result in an Event of Default under the Indenture with respect to the 30-year Debentures only. As long as the 30-year Debentures are represented by a Global Security, DTC or DTC's nominee will be the registered holder of the 30-year Debentures and therefore will be the only person or entity that can exercise a right to repayment. See "-- Book-Entry System".

     The 30-year Debentures are redeemable, in whole or in part, at the option of TGP at any time and from time to time after March 15, 2007 at a redemption price equal to the Make-Whole Price. "Make-Whole Price" means an amount equal to the greater of (i) 100% of the principal amount of such 30-year Debentures and
(ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued and unpaid interest thereon to the date of redemption. Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each registered holder of the 30-year Debentures to be redeemed. Unless TGP defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the 30-year Debentures or portions thereof called for redemption. The 30-year Debentures do not provide for any sinking fund.

     "Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date of redemption, plus 0.15%.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 30-year Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such 30-year Debentures.

     "Comparable Treasury Price" means, with respect to any date of redemption,
(i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such date of redemption, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities", or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the average of the Reference Treasury Dealer Quotations for such date of redemption, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with TGP.

     "Reference Treasury Dealer" means each of Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated, Chase Securities Inc. and Citicorp Securities, Inc. and their respective successors; provided, however, that if any of the foregoing shall not be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), TGP shall substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such date of redemption.

     TGP may purchase Offered Securities in the open market, by tender or otherwise. Offered Securities so purchased may be held, resold or surrendered to the Trustee for cancellation. If applicable, TGP will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other securities laws and regulations in connection with any such purchase or in connection with any election by registered holders to have 30-year Debentures repaid on March 15, 2007 (or, if such day is not a Business Day, the next succeeding Business
Day). The Offered Securities may be defeased in the manner provided in the Indenture.

BOOK-ENTRY SYSTEM

     DTC will act as securities depositary for each series of the Offered Securities. Each series of the Offered Securities will be issued in fully registered form in the name of Cede & Co. (DTC's nominee). One or more fully registered certificates will be issued as Global Securities for each series of the Offered Securities in the aggregate principal amount of such series. Such Global Securities will be deposited with DTC.

     DTC has advised TGP and the Underwriters that it intends to follow the procedures described below:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with Direct Participants, "Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

          Purchases of Offered Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Offered Securities on DTC's records. The ownership interest of each actual purchaser of Offered Securities ("Beneficial Owner") is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC on their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Offered Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Offered Securities except in the event that use of the book-entry system for the Offered Securities is discontinued.

          To facilitate subsequent transfers, all Offered Securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Offered Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Offered Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Offered Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Offered Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to TGP as soon as possible after the record date.

     The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Offered Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

          Principal and interest payments on the Offered Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, TGP or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of TGP or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursements of such payments to the Beneficial Owners shall be the responsibility of Participants.

     Settlement for each series of the Offered Securities will be made by the Underwriters in immediately available funds and all applicable payments of principal and interest on the Offered Securities issued as Global Securities will be made by TGP in immediately available funds. The Global Securities will be in the Same-Day Funds Settlement System at DTC and, to the extent that secondary market trading in beneficial interests in the Global Securities is effected through the facilities of DTC, such trades will be settled in immediately available funds.

     So long as DTC or its nominee is the registered owner of the Global Securities, DTC or its nominee, as the case may be, will be considered the sole owner or Holder (as defined in the Indenture) of the series of Offered Securities represented by such Global Securities for all purposes under the Indenture. Except as set forth below, Beneficial Owners of interests in a Global Security will not be entitled to have Offered Securities represented by a Global Security registered in their names, will not receive or be entitled to receive physical delivery of Offered Securities in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each Beneficial Owner of an interest in a Global Security must rely on the procedures of DTC and, if such person is not a Participant, those of the Participants through which such Beneficial Owner owns its interest, in order to exercise any rights of a Holder under the Indenture.

     So long as the 30-year Debentures are represented by a Global Security, DTC or DTC's nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its 30-year Debentures on March 15, 2007 (or, if such day is not a Business Day, the next succeeding Business Day). Notice by Participants or by Beneficial Owners of an interest in a 30-year Debenture represented by a Global Security held through such Participants of the exercise of the option to elect repayment of beneficial interests in 30-year Debentures represented by a Global Security must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to Participants. In order to ensure that DTC or DTC's nominee will timely exercise a right to repayment with respect to a particular 30-year Debenture, the Beneficial Owner of an interest in such 30-year Debenture must instruct the broker or other Participant through which it holds an interest in such 30-year Debenture to notify DTC of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each Beneficial Owner should consult the broker or other Participant through which it holds an interest in a 30-year Debenture in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. TGP will not be liable for any delay in delivery of such notice to DTC.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Global Securities.

     DTC may discontinue providing its service as securities depositary with respect to any series of the Offered Securities at any time by giving reasonable notice to TGP or the Trustee. Under such circumstances, if a successor securities depositary is not obtained, certificates representing such series of the Offered Securities, in fully registered form, are required to be printed and delivered.

     TGP may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, certificates representing the Offered Securities, in fully registered form, will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that TGP believes to be reliable (including DTC), but TGP takes no responsibility for the accuracy thereof.

     Neither TGP, the Trustee nor the Underwriters will have any responsibility or obligation to Participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any Participant with respect to any ownership interest in any series of the Offered Securities, or payments to, or the providing of notice for Participants or Beneficial Owners.

     For other terms of the Offered Securities, see "Description of Debt Securities" in the accompanying Prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Terms Agreement relating to the Offered Securities, TGP has agreed to sell to the several Underwriters named below (the "Underwriters"), and the several Underwriters have agreed to purchase, the principal amounts of the 20-year Debentures, the 30-year Debentures and the 40-year Debentures set forth opposite their names below:

                                   PRINCIPAL AMOUNT OF   PRINCIPAL AMOUNT OF   PRINCIPAL AMOUNT OF
           UNDERWRITER             20-YEAR DEBENTURES    30-YEAR DEBENTURES    40-YEAR DEBENTURES
           -----------             -------------------   -------------------   -------------------
Donaldson, Lufkin & Jenrette
  Securities Corporation.........     $ 50,000,000          $ 50,000,000          $ 50,000,000
Morgan Stanley & Co.
  Incorporated...................       50,000,000            50,000,000            50,000,000
Chase Securities Inc. ...........       50,000,000            50,000,000            50,000,000
Citicorp Securities, Inc. .......       50,000,000            50,000,000            50,000,000
Goldman, Sachs & Co. ............       50,000,000            50,000,000            50,000,000
J.P. Morgan Securities Inc. .....       50,000,000            50,000,000            50,000,000
                                      ------------          ------------          ------------
          Total..................     $300,000,000          $300,000,000          $300,000,000
                                      ============          ============          ============

     The Underwriters have advised TGP that they propose initially to offer the Offered Securities to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a concession not in excess of 0.50% of the principal amount of the 20-year Debentures, 0.40% of the principal amount of the 30-year Debentures, and 0.60% of the principal amount of the 40-year Debentures. The Underwriters may allow, and such dealers may reallow to certain other brokers and dealers, a discount not in excess of 0.25% of the principal amount of the 20-year Debentures, 0.25% of the principal amount of the 30-year Debentures, and 0.30% of the principal amount of the 40-year Debentures. After the initial public offering, the public offering prices, concessions and discounts may be changed.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of any series of the Offered Securities. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase any series of the Offered Securities in the open market to cover such a syndicate short position. In addition, the Underwriters may bid for and purchase any series of the Offered Securities in the open market to stabilize the price of any series of the Offered Securities. These activities may stabilize or maintain the market price of any series of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

     TGP has agreed to indemnify the Underwriters against and make contributions relating to certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     There currently is no public market for the Offered Securities. The Offered Securities will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the Offered Securities. From time to time, one or more of the Underwriters may make a market in the Offered Securities; however, at this time no determination has been made as to whether any of the Underwriters will make a market in the Offered Securities. Accordingly, there can be no assurance as to whether an active trading market for any of the Offered Securities will develop or as to the liquidity of any trading market for the 20-year Debentures, the 30-year Debentures or the 40-year Debentures.

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Offered Securities are subject to the approval of certain legal matters by counsel to the Underwriters and to certain other conditions. The Underwriters are committed to take and pay for all the Offered Securities if any are taken.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with El Paso and its subsidiaries, including TGP. Donaldson, Lufkin & Jenrette Securities Corporation and Morgan Stanley & Co. Incorporated were each paid customary fees in connection with the Merger and related transactions. Donaldson, Lufkin & Jenrette Securities Corporation, Chase Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated each received customary underwriting fees in connection with the November 1996 offering of El Paso's 6 3/4% Notes Due 2003 and 7 1/2% Debentures Due 2026, and Donaldson, Lufkin & Jenrette Securities Corporation and Goldman, Sachs & Co. each received customary underwriting fees in connection with the February 1997 offering of El Paso's common stock. Affiliates of Chase Securities Inc., Citicorp Securities, Inc. and J.P. Morgan Securities Inc. are lenders under the El Paso Tennessee Credit Facility. An affiliate of Chase Securities Inc. serves as the agent under the El Paso Tennessee Credit Facility and receives customary compensation therefor. TGP will dividend the net proceeds from the sale of the Offered Securities to El Paso Tennessee, which will then use such funds to reduce amounts outstanding under the El Paso Tennessee Credit Facility. The Offering will be conducted in accordance with Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. An affiliate of Chase Securities Inc. is the Trustee under the Indenture and receives customary compensation therefor.

                                 LEGAL MATTERS

     The validity of Offered Securities will be passed upon for TGP by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. The validity of the Offered Securities will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas. Andrews & Kurth L.L.P. has from time to time provided and continues to provide legal services to El Paso and its subsidiaries, including TGP.

PROSPECTUS

                         TENNESSEE GAS PIPELINE COMPANY

                                 $1,000,000,000

                                DEBT SECURITIES

                             ---------------------

     Tennessee Gas Pipeline Company ("TGP") may offer and sell from time to time in one or more series its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"). The Debt Securities will be limited to an aggregate initial public offering price not to exceed $1,000,000,000, or the equivalent thereof in one or more foreign currencies, including composite currencies. The Debt Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     Certain specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered will be set forth in a related Prospectus Supplement, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturities, interest rate or rates (which may be fixed or variable), the date or dates on which interest, if any, shall be payable, the place or places where principal of and premium, if any, and interest, if any, on such Debt Securities of the series will be payable, terms of optional or mandatory redemption or any sinking fund or analogous provisions, currency or currencies, or currency unit or currency units of denomination and payment if other than U.S. dollars, the initial public offering price, terms relating to temporary or permanent global securities, provisions regarding convertibility, if any, provisions regarding registration of transfer or exchange, the proceeds to TGP and other special terms.

     The Debt Securities may be offered and sold to or through underwriters, dealers or agents as designated from time to time, or through a combination of such methods, and also may be offered and sold directly to one or more other purchasers. See "Plan of Distribution". The names of, and the principal amounts to be purchased by, underwriters, dealers or agents, and the compensation of such underwriters, dealers or agents, including any applicable fees, commissions, and discounts, will be set forth in the related Prospectus Supplement. No Debt Securities may be sold without delivery of a Prospectus Supplement describing such series or issue of Debt Securities and the method and terms of offering thereof.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

               The date of this Prospectus is February 28, 1997.

                             AVAILABLE INFORMATION

     TGP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. As long as securities of the Company are listed on the New York Stock Exchange, such reports and other information can also be inspected at the offices of such exchange, 20 Broad Street, New York, New York.

     This Prospectus does not contain all of the information set forth in TGP's Registration Statement, of which this Prospectus is a part, filed with the Commission (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to TGP and the Debt Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by TGP pursuant to the Exchange Act are incorporated herein by reference:

1. TGP's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended pursuant to a Form 10-K/A dated October 30, 1996 (collectively, the "Form 10-K") (pursuant to Rule 412 under the Securities Act, the financial information and management's discussion and analysis of financial condition and results of operations included in the Form 10-K have been modified and superceded by the financial information and management's discussion and analysis of results of operations ("MD&A") included in the January Form 8-K (as defined) and such modified and superceded financial information and management's discussion and analysis of financial condition and results of operations therefore do not constitute a part of the Registration Statement);

2. TGP's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996 (collectively, the "Form 10-Qs") (pursuant to Rule 412 under the Securities Act, the financial information and management's discussion and analysis of financial condition and results of operations included in the Form 10-Qs have been modified and superceded by the financial information and MD&A included in the January Form 8-K and such modified and superceded financial information and management's discussion and analysis of financial condition and results of operations therefore do not constitute a part of the Registration Statement);

3. TGP's Current Report on Form 8-K filed December 26, 1996, as amended pursuant to a Form 8-K/A filed January 22, 1997 (the "December Form 8-K"); and

4. TGP's Current Report on Form 8-K filed January 22, 1997 (the "January Form 8-K").

     All documents filed by TGP pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     TGP will provide without charge to each person, including any beneficial owner of a Debt Security, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Stacy J. James, Secretary, Tennessee Gas Pipeline Company, 1001 Louisiana, Houston, Texas 77002.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the accompanying Prospectus Supplement contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, TGP cautions that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, TGP or its management expresses an expectation or belief as to future results, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The words "believe", "expect", "estimate", "anticipate", "seek", "project" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. TGP undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

GENERAL

     TGP is a wholly owned subsidiary of El Paso Tennessee Pipeline Co. ("El Paso Tennessee"), which in turn is an indirect subsidiary of El Paso Natural Gas Company ("El Paso"). Unless the context otherwise requires, references herein to the "Company" shall mean TGP and all of its subsidiaries.

     The major businesses of the Company consist of the interstate transportation of natural gas, gas marketing, intrastate pipeline operations, international pipelines and power generation and domestic power generation operations. Prior to the Distributions and Merger described below, the Company also was engaged in the manufacture and sale of automotive exhaust system parts and ride control products; the manufacture and sale of packaging materials, cartons, containers and specialty packaging products for consumer and commercial markets; and the construction and repair of ships.

     TGP is a Delaware corporation with its principal executive offices located at 1001 Louisiana, Houston, Texas 77002. Its telephone number at that address is 713-757-2131.

ACQUISITION BY EL PASO

     On December 12, 1996 (the "Merger Effective Time"), El Paso Merger Company, an indirect subsidiary of El Paso ("El Paso Merger Sub"), and Tenneco Inc. ("Old Tenneco"), completed a merger (the "Merger") in which El Paso Merger Sub merged with and into Old Tenneco, which became an indirect subsidiary of El Paso. In the Merger, Old Tenneco changed its name to "El Paso Tennessee Pipeline Co." (referred to herein as "El Paso Tennessee"). Prior to the Merger, Old Tenneco and its subsidiaries, including TGP, effected various intercompany transfers and distributions which restructured, divided and separated their businesses, assets and liabilities so that all the assets, liabilities and operations related to their automotive parts, packaging and administrative services businesses (collectively, the "Industrial Business") and their shipbuilding business (the "Shipbuilding Business") were spun-off to Old Tenneco's then existing common stockholders (the "Distributions"). The entity consisting of the Shipbuilding Business was subsequently renamed "Newport News Shipbuilding Inc." ("Newport News") and the entity consisting of the Industrial Business was subsequently renamed "Tenneco Inc." ("New Tenneco"). Following the Distributions, the remaining operations of Old Tenneco, including those of TGP, consisted primarily of those operations related to the transmission and marketing of natural gas. As a result of the Merger, El Paso indirectly owns 100% of the common stock of El Paso Tennessee, representing at the effective time of the Merger approximately 75% of the equity value of El Paso Tennessee; the balance of the equity value of El Paso Tennessee is held by the holders of its 8 1/4% Cumulative Preferred Stock, Series A, which was originally issued in a registered public offering in November 1996 and remained outstanding after the Merger.

     El Paso is engaged in a comprehensive review of the business and operations of the Company. Following completion of such review, El Paso intends to integrate, for the most part, the operations of the Company to increase operating and administrative efficiency through consolidation and reengineering of facilities, workforce reductions and coordination of purchasing, sales and marketing activities. El Paso anticipates that the complementary interstate and intrastate pipeline operations and gas marketing activities of El Paso and the Company should provide the combined company with increased operating flexibility and access to additional customers and markets, although the amount and timing of realization of such benefits will depend upon the ability of El Paso to integrate successfully the business and operations of the companies, and the time period over which such integration is effected.

INTERSTATE PIPELINE OPERATIONS

     The interstate pipeline operations of the Company include the pipeline systems of TGP and its wholly owned subsidiaries Midwestern Gas Transmission Company ("Midwestern") and East Tennessee Natural Gas Company ("East Tennessee"), as well as certain joint ventures, which are primarily engaged in the transportation and storage of natural gas for producers, marketers, end-users and other gas transmission and distribution companies. TGP's multiple-line system begins in the gas-producing regions of Texas and

Louisiana, including the continental shelf of the Gulf of Mexico, and extends into the northeastern section of the United States, including the New York City and Boston metropolitan areas. Midwestern's pipeline system extends from Portland, Tennessee, to Chicago, and principally serves the Chicago metropolitan area. East Tennessee's pipeline system serves the states of Tennessee, Virginia and Georgia. Net revenues from the interstate gas sales and transportation operations of the Company accounted for approximately 40%, 39% and 45% of total revenues of the Company for 1995, 1994 and 1993, respectively.

     The interstate gas transmission systems of the Company include approximately 16,300 miles of pipeline, gathering lines and sales laterals (with 14,800 miles operated by TGP, 400 miles operated by Midwestern and 1,100 miles operated by East Tennessee), together with related facilities that include 90 compressor stations with an aggregate of approximately 1.5 million horsepower. The Company also has interests in or contractual rights to six underground and above-ground gas storage facilities to permit increased deliveries of gas during peak demand periods. The total design delivery capacity of the Company's interstate systems as of December 31, 1995 was approximately 4.8 billion cubic feet ("BCF") of gas per day, and approximately 5.6 BCF on peak demand days, which includes gas withdrawn from storage.

  Gas Sales and Transportation

     The following table sets forth the volumes of gas, stated in billions of British thermal units ("BBtu"), sold and transported by the interstate pipeline systems of the Company for the periods shown.

                                                           BBTUS
                                            -----------------------------------
                                              1995         1994         1993
                                            ---------    ---------    ---------
Sales*....................................     95,397      131,097      213,210
Transportation*...........................  2,139,169    2,183,944    2,118,936
                                            ---------    ---------    ---------
     Total................................  2,234,566    2,315,041    2,332,146
                                            =========    =========    =========

---------------

 * Sales and transportation volumes include all natural gas sold or transported by the Company's interstate pipeline systems (including the proportionate share of transportation volumes of the joint ventures in which the Company had interests) and have not been adjusted to reflect the sale of (i) its 50% interest in Kern River Gas Transmission Company ("Kern River") in December 1995, (ii) its 13.2% general partnership interest in Iroquois Gas Transmission System, L.P. ("Iroquois") in June 1996, and (iii) a 100% interest in Viking Gas Transmission Company ("Viking") in 1993. Kern River owns a 904-mile pipeline system extending from Wyoming to California, Iroquois owns a 370-mile pipeline extending from the Canadian border at Waddington, New York to Long Island, New York and Viking owns a 549-mile pipeline extending from the Canadian border near Emerson, Manitoba to Marshfield, Wisconsin. Of the total transportation volumes shown, Kern River transported approximately 135,827 BBtu, 129,964 BBtu and 127,624 BBtu during 1995, 1994 and 1993, respectively, Iroquois transported approximately 45,272 BBtu, 32,489 BBtu and 32,721 BBtu during 1995, 1994 and 1993, respectively, and Viking transported approximately 58,579 BBtu during 1993.

     Customers of the interstate pipeline operations of the Company include natural gas producers, marketers and end-users, as well as other gas transmission and distribution companies. Substantially all of the revenues of these operations are generated under long-term gas transmission contracts entered into between the Company and its customers. Contracts representing approximately 70% of the firm transportation capacity of the interstate pipeline operations of the Company will be expiring over the next five years, principally in the year 2000. Although the Company presently intends to pursue the renegotiation, extension and/or replacement of these contracts, there can be no assurance as to whether the Company will be able to extend or replace these contracts (or a substantial portion thereof) or that the terms of any renegotiated contracts will be as favorable to the Company as the existing contracts. Accordingly, the Company presently is unable to ascertain whether or not the expiration and renegotiation, extension and/or replacement of these transportation contracts will have a material adverse effect on the Company's combined financial position or results of operations.

  Federal Regulation

     TGP and its interstate natural gas pipeline subsidiaries are "natural gas companies" as defined in the Natural Gas Act of 1938, as amended (the "Natural Gas Act"). As such, these companies are subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC"). The interstate pipeline operations of the Company are operated pursuant to certificates of public convenience and necessity and other authorizations issued under the Natural Gas Act and pursuant to the Natural Gas Policy Act of 1978. The FERC regulates the interstate transportation and certain sales of natural gas, including, among other things, rates and charges allowed natural gas companies, extensions and abandonments of facilities and service, rates of depreciation and amortization and the accounting system utilized by the companies.

     Prior to the FERC's industry restructuring initiatives in the 1980's, TGP and its interstate pipeline subsidiaries operated primarily as merchants, purchasing natural gas under long-term contracts and reselling the gas to customers, also under long-term contracts. On April 8, 1992, the FERC issued Order 636 ("Order 636"), which restructured the natural gas industry by requiring mandatory unbundling of pipeline sales and transportation services. Numerous parties appealed to the U.S. Court of Appeals for the D.C. Circuit challenging the legality of Order 636 generally, as well as the legality of specific provisions of Order 636. On July 16, 1996, the court issued its decision upholding, in large part, Order 636. The court remanded to the FERC several issues for further explanation, including further explanation of the FERC's decision to allow pipelines to recover 100% of their gas supply realignment costs and the FERC's requirement that pipelines allocate 10% of their gas supply realignment costs to interruptible transportation customers. On February 26, 1997, the FERC reaffirmed its decision to allow pipelines to recover 100% of their gas supply realignment costs. In addition, the FERC modified the requirement that pipelines allocate 10% of their gas supply realignment costs to interruptible customers to permit pipelines to propose an allocation of any percentage of such costs to their interruptible customers.

     TGP implemented revisions to its tariff, effective on September 1, 1993, which restructured its transportation, storage and sales services to convert TGP from primarily a merchant to primarily a transporter of gas as required by Order
636. As a result of this restructuring, TGP's gas sales declined while certain obligations to producers under long-term gas supply contracts continued, causing TGP to incur significant restructuring transition costs. See "-- Order 636 Transition Matters" for information concerning costs incurred by TGP to comply with Order 636, the recovery of such costs by TGP from its customers and a proposed settlement with TGP's customers.

     On December 30, 1994, TGP filed for a general rate increase (the "1995 Rate Case"). On January 25, 1995, the FERC accepted the filing, suspended its effectiveness for the maximum period of five months pursuant to normal regulatory process, and set the matter for hearing. On July 1, 1995, TGP began collecting rates, subject to refund, reflecting an $87 million increase in TGP's annual revenue requirement. A Stipulation and Agreement was filed with an administrative law judge in this proceeding on April 5, 1996. This Stipulation proposed to resolve the rates that are the subject of the 1995 Rate Case, including structural rate design and increased revenue requirements. Under the Stipulation, TGP is required to refund, upon final approval of the Stipulation, the difference between the revenues collected under the rates in effect since July 1, 1995 and the rates set forth in the Stipulation. TGP is reserving revenues it believes adequate to cover the income impact of the Stipulation. On October 30, 1996, the FERC approved the Stipulation resolving the 1995 Rate Case, with certain modifications and clarifications which are not material and which should not cause changes adverse to the Company. In January 1997, the FERC issued an order denying a request for rehearing of the order approving the Stipulation. One party to the rate proceedings, a competitor of TGP, filed with the U.S. Court of Appeals for the D.C. Circuit in February 1996 a petition for review of the FERC orders approving the Stipulation.

     For a discussion of recent FERC proceedings relating to the recovery by the Company of certain environmental costs as a component of the rates charged by its interstate pipeline operations see "-- Environmental Matters."

     TGP, as with all interstate pipelines, is subject to FERC audit review of its books and records. An audit covering the years 1991-1994 is currently ongoing. The FERC audit staff is expected to issue an audit report in early 1997.

  Competition

     The regulated natural gas pipeline industry is experiencing increasing competition, which results from actions taken by the FERC to strengthen market forces throughout the industry. In a number of key markets, the interstate pipelines of the Company face competitive pressure from other major pipeline systems, enabling local distribution companies and end-users to choose a supplier or switch suppliers based on the short-term price of gas and the cost of transportation. The Company also faces varying degrees of competition from alternative energy sources, such as electricity, coal and oil. Competition between pipelines is particularly intense in Midwestern's Chicago and Northern Indiana markets, in East Tennessee's Roanoke, Chattanooga and Atlanta markets, and in TGP's supply area, Louisiana and Texas. In some instances, the Company's pipelines have been required to discount their transportation rates in order to maintain their market share. As noted above, transportation contracts representing approximately 70% of firm interstate transportation capacity will be expiring over the next five years, principally in the year 2000. Future renegotiations of the Company's existing transportation contracts and negotiations with potential new customers could be adversely impacted by the foregoing or other competitive factors. In addition, there can be no assurance that the Company's existing contracts (or a substantial portion thereof) will be renegotiated or that the terms of any renegotiated contracts will be as favorable to the Company as the existing contracts. Accordingly, the Company presently is unable to ascertain whether or not the expiration and renegotiation of these transportation contracts will have a material adverse effect on the Company's combined financial position or results of operations.

  Gas Supply

     With full implementation of Order 636, TGP's firm sales obligations requiring maintenance of long-term gas purchase contracts have declined from over a 1.4 billion Dekatherms or millions of British thermal units ("MMBtus") maximum daily delivery obligation to less than a 200 million MMBtu maximum daily delivery obligation at September 30, 1996. TGP has substantially reduced its natural gas purchase portfolio in line with these requirements through termination and assignment to third parties. Although TGP's requirements for purchased gas are substantially less than prior to its implementation of Order 636, TGP is pursuing the attachment of gas supplies to its pipeline system for transportation by others. Current gas supply activities include development of offshore and onshore pipeline gathering projects.

GAS MARKETING, INTRASTATE PIPELINES AND RELATED SERVICES

     Certain subsidiaries of TGP are engaged in the businesses of marketing natural gas and owning and operating approximately 1,300 miles of gathering and intrastate pipelines that serve the Texas Gulf Coast and West Texas markets.

     During the nine months ended September 30, 1996, the Company's marketing operations bought, sold and contracted for the transportation of approximately
1.4 BCF of natural gas per day from approximately 200 suppliers, through 40 pipelines to about 400 customers, marketers and end-users. The Company offers a portfolio of products and services which are intended to help distributors, end-users and producers manage their entire gas sales and purchasing processes, from budget control and risk management to flexible takes and daily balances. The Company also owns and manages gas gathering systems and natural gas processing plants in Pennsylvania, Texas, Louisiana and Tennessee. Additionally, the Company owns and operates, either directly or through joint ventures, approximately 1,300 miles of intrastate pipelines in the Texas Gulf Coast and West Texas markets. In addition to offering transportation capacity, these intrastate pipeline operations offer buying, selling and transportation services for 1.3 BCF of natural gas per day, serving approximately 150 suppliers and 50 customers and shippers. The intrastate pipeline operations also provide swing storage services and access to major intrastate and interstate pipelines in Texas. Net revenues from the foregoing operations accounted for approximately 60%, 61% and 55% of the total revenues of the Company for 1995, 1994 and 1993, respectively.

     The following table sets forth the volumes of gas, stated in BBtu, sold and transported by the Company's marketing and intrastate pipeline subsidiaries for the periods indicated:

                                                             BBTUS
                                                 -----------------------------
                                                  1995       1994       1993
                                                 -------   ---------   -------
Sales.........................................   642,096     739,432   741,800
Transportation................................   229,415     273,587   235,940
                                                 -------   ---------   -------
          Total...............................   871,511   1,013,019   977,740
                                                 =======   =========   =======

INTERNATIONAL AND POWER GENERATION OPERATIONS

     The Company has recently undertaken various activities to extend its traditional activities in North American pipelines to international pipeline, power and energy-related projects, with a current focus on activities in Latin America, Southeast Asia, Australia and Europe. The Company's power unit is involved in developing, building, owning, operating and acquiring energy-related infrastructure, domestically and internationally, by capitalizing on the experience of the Company in major project development and gas technologies, transportation and supply.

     International Pipeline Operations. In 1995, the Company was selected to construct, own and operate a 470-mile natural gas pipeline in Queensland, Australia at a total cost of $170 million. Construction of the pipeline commenced in late 1995 and was completed in December 1996. Additionally, in June 1995 the Company acquired the natural gas pipeline assets of the Pipeline Authority of South Australia ("PASA"), which includes a 488-mile pipeline, for $225 million. In December 1996, the Company realized approximately $400 million through a debt financing involving these projects and a sale of 70% of its equity interest in these projects.

     The Company has interests in a consortium pursuing the development of a natural gas pipeline from Bolivia to Brazil and related gas-fired electric generation plants. Furthermore, in December 1995, the Company was selected by the Beijing Natural Gas Transportation Company ("BGTC") to serve as a paid technical advisor for the construction of China's first major onshore natural gas pipeline. BGTC, a joint venture between the Chinese National Petroleum Corporation and the city of Beijing, is building a 600-mile line linking the Jingbian gas field in central China's Eerdous Basin with Beijing. Construction commenced in March 1996, with an in-service date scheduled for October 1997.

     Power Generation Operations. In May 1996, EPEC Power Generation Company ("EPEC Power"), a subsidiary of TGP previously named Tenneco Power Generation Company, acquired from Energy Equity Corp., Ltd., an Australian company, a 50% interest in two of its subsidiaries which participate in a joint venture which is constructing a 135 megawatt gas-fired power plant in Indonesia. EPEC Power has a 17.5% interest in a 240 megawatt power plant in Springfield, Massachusetts, and 50% interests in two additional cogeneration projects in Florida which have a combined capacity of 220 megawatts. The Company is seeking to monetize its interest in one of these Florida cogeneration projects.

DISCONTINUED AND OTHER OPERATIONS

     The Company holds certain limited assets and is responsible for certain liabilities of the existing and discontinued operations and businesses other than those relating to the Industrial Business or the Shipbuilding Business. These assets and liabilities consist primarily of the Company's remaining interests in various discontinued operations which were engaged in (i) natural gas pipeline transmission, gathering and processing, (ii) chemicals production,
(iii) the manufacture of farm and construction equipment through Case Corporation and related companies, (iv) the extraction of minerals and other natural resources, (v) oil and gas exploration, production and marketing through Tenneco Oil Company and other companies, (vi) agricultural and urban development, and (vii) insurance. The Company has established reserves which it believes are adequate to cover these liabilities. However, the ultimate amount of these liabilities may vary significantly from the amount estimated.

MANAGEMENT

     In connection with the Merger, the directors and most of the executive officers of TGP prior to the Merger resigned effective as of the Merger Effective Time. The following individuals have served as directors and executive officers (holding the offices indicated below) of TGP since that time:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
William A. Wise...........................  51     Chairman of the Board and Director
John W. Somerhalder II....................  41     President and Director
Gilmer R. Abel............................  59     Senior Vice President
H. Brent Austin...........................  42     Senior Vice President and Director
E. Jay Holm...............................  52     Senior Vice President

Directors and Executive Officers

     WILLIAM A. WISE -- Following the Merger, Mr. Wise became the Chairman of the Board and a Director of TGP. Mr. Wise has been Chairman of the Board of El Paso since January 1994 and the President and Chief Executive Officer of El Paso since January 1990. He was President and Chief Operating Officer of El Paso from April 1989 to December 1989. From March 1987 until April 1989, Mr. Wise was an Executive Vice President of El Paso. From January 1984 to February 1987, he was a Senior Vice President of El Paso. He is a member of the Board of Directors of Battle Mountain Gold Company.

     JOHN W. SOMERHALDER II -- Mr. Somerhalder became President and a Director of TGP following the Merger. He is also serving as Senior Vice President of El Paso, which position he has held since November 1996. From January 1990 to November 1996, Mr. Somerhalder served as Vice President of El Paso.

     GILMER R. ABEL -- Mr. Abel has served as Senior Vice President of TGP since April 1995. From November 1985 to April 1995, he served as Vice President of TGP.

     H. BRENT AUSTIN -- Following the Merger, Mr. Austin became the Senior Vice President and a Director of TGP. Mr. Austin has been Executive Vice President of El Paso since May 1995 and he has been Chief Financial Officer of El Paso since April 1992. He was Senior Vice President of El Paso from April 1992 to April 1995. He was Vice President, Planning and Treasurer of Burlington Resources, Inc. ("BR") from November 1990 to March 1992 and Assistant Vice President, Planning of BR from January 1989 to October 1990.

     E. JAY HOLM -- Mr. Holm has served as Senior Vice President of TGP since 1995. From 1990 to 1995 he served as President of Kern River, in which the Company owned a 50% interest.

EMPLOYEES

     As of December 31, 1996, the Company had approximately 2,800 full-time employees. Since that date, the Company's workforce has been reduced by 340 employees due to early retirements, attrition and lay-offs. Further reductions in the Company's workforce are planned, but the timing and size of such reductions have not been determined.

PROPERTIES

     The Company believes that substantially all of its facilities and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs and, as supplemented by planned construction, are expected to remain adequate for the near future. The Company also believes that it has generally satisfactory title to the properties owned and used in its businesses, subject to liens for current taxes and easements, restrictions and other liens which do not materially detract from the value of such properties or the interests therein or the use of such properties in its businesses.

ORDER 636 TRANSITION MATTERS

     Pursuant to the provisions of Order 636 allowing for the recovery of transition costs related to the restructuring, TGP has made filings to recover gas supply realignment ("GSR") costs resulting from remaining gas purchase obligations, costs related to its Bastian Bay facilities, the remaining unrecovered balance of purchased gas ("PGA") costs and the "stranded" costs of TGP's continuing contractual obligations to pay for capacity on other pipeline systems ("TBO costs").

     TGP's filings to recover costs related to its Bastian Bay facilities have been rejected by the FERC based on the continued use of the gas production from the field; however, the FERC recognized the ability of TGP to file for the recovery of any loss on the facilities upon disposition of these assets. TGP has filed for appellate review of the FERC actions and is confident that the Bastian Bay costs will ultimately be recovered as transition costs under Order 636; the FERC has not contested the ultimate recoverability of these costs.

     The filings implementing TGP's recovery mechanisms for the following transition costs were accepted by the FERC effective September 1, 1993, subject to refund and pending FERC review and approval for eligibility and prudence: (1) direct-billing of unrecovered PGA costs to its former sales customers over a twelve-month period; (2) recovery of TBO costs, which TGP is obligated to pay under existing contracts, through a surcharge from firm transportation customers, adjusted annually; and (3) recovery of 90% of GSR costs over a period of up to 36 months from firm transportation customers and recovery of 10% of such costs from interruptible transportation customers over a period of up to 60 months.

     Following negotiations with its customers, TGP filed in July 1994 with the FERC a Stipulation and Agreement (the "PGA Stipulation"), which provides for the recovery of PGA costs of approximately $100 million and the recovery of costs associated with the transfer of storage gas inventory to new storage customers in TGP's restructuring proceeding. The PGA Stipulation eliminates all challenges to the PGA costs, but establishes a cap on the charges that may be imposed upon former sales customers. On November 15, 1994, the FERC issued an order approving the PGA Stipulation and resolving all outstanding issues. On April 5, 1995, FERC orders approving the PGA Stipulation became final. TGP implemented the terms of the PGA Stipulation and made refunds in May 1995. The refunds had no material effect on the Company's reported net income. The orders approving the PGA Stipulation have been appealed to the D.C. Circuit Court of Appeals by certain customers. TGP believes the FERC orders approving the PGA Stipulation will be upheld on appeal.

     TGP is recovering through a surcharge, subject to refund, TBO costs formerly incurred to perform its sales function. The FERC issued an order requiring TGP to refund certain costs from this surcharge and refunds were made in May 1996. TGP is appealing this decision and believes such appeal will likely be successful.

     In order to resolve litigation concerning purchases made by TGP of synthetic gas produced from the Great Plains coal gasification plant ("Great Plains"), TGP, along with three other pipelines, executed four separate settlement agreements with Dakota Gasification Company ("Dakota") and the U.S. Department of Energy ("DOE") and initiated four separate proceedings at the FERC seeking approval to implement the settlement agreements. Among other things, the settlement requires TGP to pay Dakota over a limited period a premium over the spot price for Dakota's production. As of December 31, 1996, TGP had paid $86.9 million of this obligation and had a remaining obligation through July 2003 of $54.6 million (calculated on a non-discounted basis). The FERC previously ruled that the costs related to the Great Plains project are eligible for recovery through GSR and other special recovery mechanisms and that the costs are eligible for recovery for the duration of the term of the original gas purchase agreements. On October 18, 1994, the FERC consolidated the four proceedings and set them for hearing before an administrative law judge ("ALJ"). The hearing, which concluded in July 1995, was limited to the issue of whether the settlement agreements were prudent. The ALJ concluded, in his initial decision issued in December 1995, that the settlement was imprudent. In December 1996, the FERC unanimously reversed that decision and upheld the settlement among the pipelines. No parties filed for rehearing of the FERC decision. TGP notified Dakota in December 1996 that it was accepting the settlement.

     Also related to TGP's GSR costs, on October 14, 1993, TGP was sued in the State District Court of Ector County, Texas, by ICA Energy, Inc. ("ICA") and TransTexas Gas Corporation ("TransTexas"). In that suit, ICA and TransTexas contended that TGP had an obligation to purchase gas production which TransTexas unilaterally attempted to add to the reserves originally dedicated to a 1979 gas contract. An amendment to the pleading sought $1.5 billion from TGP for alleged damages caused by TGP's refusal to purchase gas produced from the TransTexas leases covering the new production and lands. In June 1996, TGP reached a settlement with ICA and TransTexas for $125 million wherein ICA and TransTexas agreed to terminate their contract rights, released TGP from liability under the contract, and indemnified TGP against future claims, including royalty owner claims. TGP has filed with the FERC to recover from its customers amounts previously paid to TransTexas above the market price as well as the $125 million settlement payment. In connection with that litigation, certain royalty interest owners filed a claim against TGP alleging that they are sellers entitled to tender gas to TGP under the settled contract. This claim fell under the indemnification provisions of TGP's settlement with ICA and TransTexas, requiring ICA and TransTexas to defend and indemnify TGP. This royalty owner litigation was settled in December 1996 at no cost to TGP. The royalty owners' claims against TGP have been dismissed.

     TGP has been engaged in other settlement and contract reformation discussions with other holders of certain gas purchase contracts who have sued TGP. One of these matters involved a dispute between TGP, as purchaser, and Lenape Resources Corp., The Coastal Corporation and Tesoro Petroleum Corporation, as producers. On August 1, 1995, the Texas Supreme Court affirmed a ruling of the Texas Court of Appeals favorable to TGP in this matter and indicated that it would remand the case to the trial court. On April 18, 1996, however, the Texas Supreme Court withdrew its initial opinion and issued an opinion reversing the Court of Appeals opinion. In June 1996, TGP filed a motion for rehearing with the Texas Supreme Court which was denied in August 1996. In December 1996, TGP entered into settlement agreements with each of the parties to this gas purchase contract. As a result of these settlements, the gas purchase contract is now terminated. TGP paid a total of approximately $74 million pursuant to the settlement agreements, an amount substantially less than the sum that has been accrued by TGP on account of this gas contract. In addition, all related litigation was terminated. During the course of this action, TGP had either paid, or provided for the payment of, amounts it believes were appropriate to cover the resolution of its contract reformation litigation, including providing a bond in the amount of $206 million. On September 30, 1996, TGP paid approximately $190 million to the producers and the producers agreed to release all but approximately $2 million of the bonded amount. On October 1, 1996, TGP filed with the FERC to recover this payment from its customers. On November 1, 1996, a final order was issued which assessed only $456,000 of the $2 million to TGP and TGP was released from the remaining bond amount. On December 23, 1996, TGP filed with the FERC to recover this assessment from its customers.

     As of September 30, 1996, TGP had deferred GSR costs yet to be recovered from its customers of approximately $527 million, net of $414 million previously recovered from its customers, subject to refund. A phased proceeding is underway at the FERC with respect to the recovery of TGP's GSR costs. Testimony has been completed in connection with Phase I of that proceeding relating to the eligibility of GSR cost recovery; oral argument on eligibility issues was originally set by a FERC ALJ for late October 1996. The Chief Judge of the FERC has since issued orders (i) canceling the October 1996 oral argument, (ii) convening settlement discussions which commenced on October 9, 1996, and (iii) postponing scheduling oral argument on eligibility issues.

     Phase II of the proceeding on the prudency of the costs to be recovered and on certain contract specific eligibility issues has not yet been scheduled. The FERC has generally encouraged pipelines to settle such issues through negotiations with customers. Although the Order 636 transition cost recovery mechanism provides for complete recovery by pipelines of eligible and prudently incurred transition costs, certain customers have challenged the prudence and eligibility of TGP's GSR costs and TGP has engaged in settlement discussions with its customers concerning the amount of such costs in response to the FERC statements acknowledging the desirability of such settlements.

     On October 23, 1996, in anticipation of consummation of the Merger, El Paso reached a preliminary understanding with certain of TGP's customers (the "El Paso Preliminary GSR Understanding"). Under the

El Paso Preliminary GSR Understanding, El Paso will settle the customers' challenges to TGP's GSR and other transition costs and establish a cost recovery mechanism for a portion of TGP's transition costs, effective January 1, 1997. TGP expects that the El Paso Preliminary GSR Understanding will be finalized and filed with the FERC during the first quarter of 1997. The purchase accounting adjustments in the "Unaudited Pro Forma Financial Statements" contained in the December Form 8-K incorporated by reference in this Prospectus assume that the settlement with respect to TGP's GSR costs will be on the terms of the El Paso Preliminary GSR Understanding.

     Assuming the El Paso Preliminary GSR Understanding is finalized and filed with the FERC, non-consenting customers will have the opportunity to object to the proposed settlement. Given the uncertainty over whether the FERC will approve the proposed GSR cost recovery settlement in the form ultimately presented to it and the uncertainty related to predicting the outcome of its gas purchase contract reformation efforts and the associated litigation, TGP is unable to predict the timing or the ultimate impact that the resolution of these issues will have on its combined financial position or results of operations.

ENVIRONMENTAL MATTERS

     Since 1988, TGP has been engaged in an internal project to identify and deal with the presence of polychlorinated biphenyls ("PCBs") and other substances of concern, including substances on the U.S. Environmental Protection Agency ("EPA") List of Hazardous Substances ("HS List") at compressor stations and other facilities operated by both its interstate and intrastate natural gas pipeline systems. While conducting this project, TGP has been in frequent contact with federal and state regulatory agencies, both through informal negotiation and formal entry of consent orders, in order to ensure that its efforts meet regulatory requirements.

     TGP is a party in proceedings involving federal and state authorities regarding the past use of a lubricant containing PCBs in TGP's starting air systems. TGP has executed a consent order with the EPA governing the remediation of certain of its compressor stations and is working with the Pennsylvania and New York environmental agencies to specify the remediation requirements at the Pennsylvania and New York stations. Remediation activities in Pennsylvania are essentially complete; in addition, pursuant to the Consent Order dated August 1, 1995, between TGP and the Pennsylvania Department of Environmental Protection, TGP funded an environmentally beneficial project for $450,000 in April 1996 and paid a $500,000 civil penalty in September 1996. Remediation and characterization work at the compressor stations under its consent order with the EPA and the jurisdiction of the New York Department of Environmental Conservation is ongoing. TGP believes that the ultimate resolution of these matters will not have a material adverse effect on the combined financial position or results of operations of the Company.

     TGP has established a reserve for environmental expenses, which includes:
(i) expected remediation expense and associated onsite, offsite and groundwater technical studies; (ii) legal fees; and (iii) settlement of third-party and governmental litigation, including civil penalties. Through September 30, 1996, TGP has charged approximately $160 million against the environmental reserve, excluding recoveries related to TGP's environmental settlement as discussed below. Of the remaining reserve, $24 million has been recorded on the combined balance sheet under "Payables -- trade" and $128 million under "Deferred credits and other liabilities."

     Due to the current uncertainty regarding the further activity necessary for TGP to address the presence of PCBs, substances on the HS List and other substances of concern on its sites, including the requirements for additional site characterization, the actual amount of such substances at the sites, and the final, site-specific cleanup decisions to be made with respect to cleanup levels and remediation technologies, TGP cannot at this time accurately project what additional costs, if any, may arise from future characterization and remediation activities. While there are still many uncertainties relating to the ultimate costs which may be incurred, based upon TGP's evaluation and experience to date, TGP continues to believe that the recorded reserve is adequate.

     Following negotiations with its customers, TGP in May 1995 filed with the FERC a separate Stipulation and Agreement (the "Environmental Stipulation") that establishes a mechanism for recovering a substantial portion of its environmental costs. In November 1995, the FERC issued an order approving the Environmen-tal Stipulation. Although one shipper filed for rehearing, the FERC denied rehearing of its order on February 20, 1996. This shipper filed a Petition for Review on April 22, 1996 in the D.C. Circuit Court of Appeals; TGP believes the FERC order approving the Environmental Stipulation will be upheld on appeal. The effects of the Environmental Stipulation, which was effective as of July 1, 1995, have been recorded with no material effect on the combined financial position or results of operations of the Company. As of September 30, 1996, the balance of the regulatory asset is $54 million.

     The Company has completed settlements with and has received payments from the majority of its liability insurance policy carriers for remediation costs and related claims. The Company believes that additional recoveries from the remaining carriers in the pending litigation against such carriers are reasonably possible. In addition, TGP has settled its pending litigation against and received payment from the manufacturer of the PCB-containing lubricant previously used in the starting air systems in a portion of TGP's pipeline. The Company has reduced the amount it is seeking to recover under the Environmental Stipulation by the amount it has received in these proceedings, and these recoveries have been considered in TGP's recording on its books of the Environmental Stipulation.

     In Commonwealth of Kentucky, Natural Resources and Environmental Protection Cabinet v. Tennessee Gas Pipeline Company (Franklin County Circuit Court, Docket No. 88-C1-1531, November 16, 1988), the Kentucky environmental agency alleged that TGP discharged pollutants into the waters of the state without a permit and disposed of PCBs without a permit. The agency sought an injunction against future discharges, an order to remediate or remove PCBs, and a civil penalty. TGP has entered into agreed orders with the agency to resolve many of the issues raised in the original allegations, has received water discharge permits for its Kentucky stations from the agency, and continues to work to resolve the remaining issues. Counsel for TGP are unable to express an opinion as to the ultimate outcome. TGP believes that the resolution of this issue will not have a material adverse effect on the combined financial position or results of operations of the Company.

     In 1996, TGP sold its subsidiary which owns a 13.2% general partnership interest in Iroquois to ANR Iroquois Inc., a subsidiary of The Coastal Corporation. Iroquois owns an interstate gas pipeline from the Canadian border through the states of New York and Connecticut to Long Island. TGP is still under contract to provide gas dispatching as well as post-construction field operation and maintenance services for the operator of Iroquois, but TGP is not the operator and is not an affiliate of the operator of Iroquois' pipeline system. In the second quarter of 1996, a global settlement was entered into by Iroquois and the operator of Iroquois' pipeline system with the Federal and New York State authorities resolving all criminal, civil and administrative enforcement actions contemplated by such authorities as a result of their investigation of alleged environmental violations which occurred during the construction of the pipeline. No fines or penalties were imposed on TGP, and TGP believes that any environmental matters relating to the construction and operation of the pipeline system by Iroquois will not have a material adverse effect on the combined financial position or results of operations of the Company.

     The Company has identified other sites where environmental remediation expenses may be required should there be a change in ownership, operations or applicable regulations. These possibilities cannot be predicted or quantified at this time and, accordingly, no provision has been recorded. However, provisions have been made for all instances where it has been determined that the incurrence of any material remedial expense is reasonably possible. The Company believes that the provisions recorded for its environmental exposures are adequate based on current estimates.

     TGP and certain of its subsidiaries have been designated, have received notice that they could be designated or have been asked for information to determine whether they could be designated as potentially responsible parties ("PRP") with respect to 25 sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) or state equivalents. The Company has sought to resolve its liability as a PRP with respect to these Superfund sites through indemnification by third parties and/or settlements which provide for payment of the Company's allocable share of remediation costs. As of September 30, 1996, the Company has estimated its share of the remediation costs at these sites to be between $7 million and $41 million and has provided reserves that it believes are adequate for such costs. Because the clean-up costs are estimates and are subject to revision as more information becomes available about the extent of remediation required, the Company's estimate of its share of remediation costs could change. Moreover, liability under the federal Superfund statute is joint and several, meaning that the Company could be required to pay in excess of its pro rata share of remediation costs. The Company's understanding of the financial strength of other PRPs has been considered, where appropriate, in its determination of its estimated liability as described herein. The Company presently believes that the costs associated with the current status of such entities as PRPs at the Superfund sites referenced above will not have a material adverse effect on the combined financial position or results of operations of the Company.

     In addition, the Company's liabilities include liabilities to remediate a number of formerly owned or leased sites and certain other sites, pursuant to state and federal laws enacted for the protection of the environment. The Company estimates that as of September 30, 1996, its share of the remediation costs at these sites to be between $23 million and $43 million and has provided reserves that it believes are adequate for such costs. Because the clean-up costs are estimates and are subject to revision as more information becomes available about the extent of remediation required, the Company's estimate of its share of remediation costs could change. The Company presently believes that the costs to remediate these sites will not have a material adverse effect on its combined financial position or results of operations.

     For a discussion of various regulatory proceedings involving cost recovery and contract reformation in connection with the interstate pipeline operations of the Company, see "-- Order 636 Transition Matters."

LEGAL PROCEEDINGS

     In July 1996, TGP was served with a complaint in the matter of Jack J. Grynberg v. Alaska Pipeline Co., et al., filed in the U.S. District Court for the District of Columbia. The plaintiff filed this action under the False Claims Act against several interstate pipelines and others alleging that the defendants mismeasured natural gas produced from Federal and Indian lands, which deprived the United States of royalties otherwise due it. Among other things, the plaintiff seeks to recover unspecified treble damages on behalf of the United States. The plaintiff also seeks to recover his finder's fee and attorneys' fees. All defendants, most of whom are pursuing a combined defense, have filed responsive motions. The plaintiff's response to those motions is due in January 1997. TGP believes that there are valid jurisdictional and procedural defenses to the plaintiff's complaint; however, even if the plaintiff is ultimately entitled to pursue his claims, TGP believes that it has substantive defenses, including that TGP's measurement practices are consistent with industry practice and all applicable standards, regulations, contracts, and tariffs and that TGP should not be liable in any event. Based on information available at this time, TGP does not believe that the ultimate resolution of this matter will have a materially adverse effect on the financial condition of its business.

     In addition to the foregoing proceeding and the proceedings described under "-- Order 636 Transition Matters" and "-- Environmental Matters," TGP and its subsidiaries are parties to numerous other legal proceedings and arising from their present and former operations. TGP believes that the outcome of these other proceedings, individually and in the aggregate, will have no material adverse effect on the combined financial condition or results of operations of the Company.

ACQUISITION BY EL PASO

     On December 12, 1996 El Paso Merger Sub and Old Tenneco completed the Merger pursuant to which Old Tenneco became an indirect subsidiary of El Paso. In the Merger, Old Tenneco changed its name to "El Paso Tennessee Pipeline Co." Prior to the Merger, Old Tenneco and its subsidiaries, including TGP, effected various intercompany transfers and distributions which restructured, divided and separated their businesses, assets and liabilities so that all the assets, liabilities and operations related to the Industrial Business and the Shipbuilding Business were spun-off to Old Tenneco's then existing common stockholders in the Distributions. New Tenneco was subsequently renamed "Tenneco Inc." Following the Distributions, the remaining operations of Old Tenneco, including those of TGP, consisted primarily of those operations related to the transmission and marketing of natural gas. As a result of the Merger, El Paso indirectly owns 100% of the common stock of El Paso Tennessee, representing at the Merger Effective Time approximately 75% of the equity value of El Paso Tennessee; the balance of the equity value of El Paso Tennessee is held by the holders of its 8 1/4% Cumulative Preferred Stock, Series A, which was originally issued in a registered public offering in November 1996 and remained outstanding after the Merger. For further information regarding the Merger and related transactions, see Note 1 to the Company's combined financial statements contained in the January 1997 Form 8-K incorporated by reference herein.

     In preparation for the Merger and Distributions, Old Tenneco initiated a realignment of its indebtedness. As part of this debt realignment, Old Tenneco initiated tender offers for certain issues of its consolidated debt and certain other debt issues were exchanged, defeased or otherwise retired. Upon completion of the debt realignment transactions, the Company remains responsible for its remaining debt after giving effect to the debt realignment. At December 31, 1996, the Company had approximately $130 million aggregate principal amount of such debt outstanding (excluding any debt amount that may be allocated to the Company in purchase accounting as a result of the Merger). The Company recognized an after-tax extraordinary charge of approximately $100 million related to the Company's debt realignment.

     Immediately subsequent to the Merger, El Paso Tennessee had approximately $2.1 billion of borrowings under its $3 billion Revolving Credit and Competitive Advance Facility Agreement, dated as of November 4, 1996 (the "El Paso Tennessee Credit Facility"), among El Paso Tennessee, the banks and other financial institutions party thereto and The Chase Manhattan Bank, as agent. (As of February 26, 1997, there was $1.4 billion outstanding under the El Paso Tennessee Credit Facility and the aggregate amount that could be borrowed thereunder was $1.55 billion.) In addition, El Paso Tennessee had approximately $300 million of 8 1/4% Cumulative Preferred Stock, Series A, outstanding and approximately $134 million aggregate principal amount of Old Tenneco debt after giving effect to the debt realignment which was not redeemed or retired as part of the debt realignment transactions. Borrowings under the El Paso Tennessee Credit Facility are guaranteed by El Paso. The primary asset of El Paso Tennessee is its investment in TGP, and management anticipates that the funds necessary to service the debt and other securities of El Paso Tennessee will be provided by El Paso or the operations of the Company. Consequently, the Company may provide funds from operating activities, as well as proceeds from asset sales or financing, to El Paso Tennessee to fund its debt and preferred stock servicing requirements.

     Certain aspects of the Merger and the Distributions are subject to review under Federal and state fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy of El Paso Tennessee, New Tenneco or Newport News as a debtor-in-possession) were to determine that Old Tenneco, New Tenneco, Newport News or any of their subsidiaries, including TGP, did not receive fair consideration or reasonably equivalent value for incurring indebtedness or transferring assets in connection with the Merger and the Distributions and that, at the time of the Distributions or such incurrence of indebtedness or transfer of assets, Old Tenneco, New Tenneco, Newport News or any of their subsidiaries, including TGP, (i) was insolvent or would be rendered insolvent,
(ii) had unreasonably small capital with which to carry on its business and all businesses in which it intended to engage, or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could, among other things, order the Company to return to New Tenneco or Newport News the value of any distributions made by any of them to the Company, bar future dividend and redemption payments on TGP's capital stock, and invalidate, in whole or in part, the transactions in question, as fraudulent conveyances.

     The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities), or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply in determining insolvency or that a court would not determine that Old Tenneco, New Tenneco, Newport News or any of their subsidiaries, including TGP, was "insolvent" at the time of or after giving effect to the Merger and the Distributions.

                                USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, TGP will loan the net proceeds from the sale of the Debt Securities to El Paso Tennessee. El Paso Tennessee has informed TGP that it intends to use such funds to reduce amounts outstanding under the El Paso Tennessee Credit Facility. As of February 26, 1997, there was $1.4 billion outstanding under the El Paso Tennessee Credit Facility maturing November 1999 and bearing interest at a floating rate, which was 5.67% as of February 26, 1997.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of earnings to fixed charges for the Energy Businesses of Tennessee Gas Pipeline Company (see the Notes to combined financial statements contained in the January 8-K incorporated by reference in this Prospectus) for each of the periods indicated:

                                      NINE MONTHS
                                         ENDED             YEARS ENDED DECEMBER 31,
                                     SEPTEMBER 30,   ------------------------------------
                                         1996        1995    1994    1993    1992    1991
                                     -------------   ----    ----    ----    ----    ----
Ratio of Earnings to Fixed
  Charges...........................     3.16        2.03    2.28    2.31    1.35    1.66
                                          ===        ====    ====    ====    ====    ====

     The ratio of earnings to fixed charges is based on continuing operations. "Earnings" represent the sum of (a) pretax income before extraordinary loss, plus (b) fixed charges (excluding capitalized interest other than (i) allowance for funds used during construction, and (ii) amortization of interest capitalized applicable to non-utility companies), minus (c) undistributed earnings of affiliated companies in which less than a 50% voting interest is owned. "Fixed charges" consist of interest expense, the portion of rental expense considered to be representative of the interest factor and capitalized interest. These ratios are based upon the amount of interest expense included in the combined statements of income for the Energy Businesses of Tennessee Gas Pipeline Company, which is net of interest allocated to affiliates (see Note 6 to the combined financial statements contained in the January Form 8-K incorporated by reference in this Prospectus).

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby will represent unsecured obligations of TGP. The Debt Securities offered hereby will be issued under an Indenture (the "Indenture"), between TGP and The Chase Manhattan Bank, as trustee (the "Trustee"). The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder from time to time in one or more series.

     The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Debt Securities are subject to all such terms, and holders of Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement of those terms.

     The statements set forth below in this section are brief summaries of certain provisions contained in the Indenture, do not purport to be complete, and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, a copy of which Indenture is included as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used in this section and not otherwise defined in this section have the respective meanings assigned to them in the Indenture.

GENERAL

     Reference is made to the Prospectus Supplement relating to the particular series offered thereby for the terms of such Debt Securities, including where applicable: (a) the form and title of the Debt Securities; (b) the aggregate principal amount of the Debt Securities; (c) the date or dates on which the Debt Securities may be issued; (d) the date or dates on which the principal of and premium, if any, on the Debt Securities shall be payable; (e) the rate or rates (which may be fixed or variable) at which the Debt Securities shall bear interest, if any, and the date or dates from which such interest shall accrue;
(f) the dates on which interest, if any, shall be payable and the record dates for the interest payment dates; (g) the place or places where the principal of and premium, if any, and interest, if any, on the Debt Securities of the series will be payable; (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which, the Debt Securities may be redeemed at the option of TGP or otherwise; (i) any optional or mandatory redemption or any sinking fund or analogous provisions; (j) if other than denominations of $1,000 and integral multiples thereof, the denominations in which the Debt Securities of the series shall be issuable; (k) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which shall be payable upon declaration of the acceleration of the maturity thereof in accordance with the provisions of the Indenture; (l) the currency or currencies, or currency unit or currency units, in which the principal of and premium, if any, and interest, if any, on the Debt Securities shall be denominated, payable, redeemable or purchasable, as the case may be;
(m) any Events of Default (as defined below) with respect to the Debt Securities that differ from those set forth in the Indenture; (n) whether the Debt Securities will be convertible; (o) whether the Debt Securities of such series shall be issued as a global certificate or certificates and, in such case, the identity of the depositary for such series; and (p) any other terms not inconsistent with the Indenture.

     If any Debt Securities offered hereby are sold for foreign currencies or foreign currency units or if the principal of and premium, if any, or interest, if any, on any series of Debt Securities is payable in foreign currencies or foreign currency units, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies and currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Debt Securities offered hereby will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof. The Debt Securities of a series may be issuable in the form of one or more global certificates, which will be denominated in an amount equal to all or a portion of the aggregate principal amount of such Debt Securities. See "-- Global Debt Securities".

     One or more series of Debt Securities offered hereby may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The Federal income tax consequences and special considerations applicable to any such series of Debt Securities will be described generally in the Prospectus Supplement relating thereto.

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Unless and until such global certificate or certificates are exchanged in whole or in part for Debt Securities in individually certificated form, a global Debt Security may not be transferred except as a whole to a nominee of the Depositary for such global Debt Security, or by a nominee for the Depositary to the Depositary, or to a successor of the Depositary or a nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in a global Debt Security representing all or a portion of a series of Debt Securities will be described in the Prospectus Supplement relating to such series.

CERTAIN COVENANTS

     Limitations on Liens. The Indenture provides that TGP will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any Lien (as defined below) upon any Principal Property (as defined below), whether owned or leased on the date of the Indenture or thereafter acquired, to secure any Debt (as defined below) of TGP or any other Person (as defined below) (other than the Debt Securities issued thereunder), without in any such case making effective provision whereby all of the

Debt Securities Outstanding thereunder shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured. There is excluded from this restriction:

          (i) any Lien upon any property or assets of TGP or any Restricted Subsidiary in existence on the date of the Indenture or created pursuant to an "after-acquired property" clause or similar term in existence on the date of the Indenture or any mortgage, pledge agreement, security agreement or other similar instrument in existence on the date of the Indenture;

          (ii) any Lien upon any property or assets created at the time of acquisition of such property or assets by TGP or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of or within one year of such acquisition;

          (iii) any Lien upon any property or assets existing thereon at the time of the acquisition thereof by TGP or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by TGP or any Restricted Subsidiary);

          (iv) any Lien upon any property or assets of a Person existing thereon at the time such Person becomes a Restricted Subsidiary by acquisition, merger or otherwise;

          (v) the assumption by TGP or any Restricted Subsidiary of obligations secured by any Lien existing at the time of the acquisition by TGP or any Restricted Subsidiary of the property or assets subject to such Lien or at the time of the acquisition of the Person which owns such property or assets;

          (vi) any Lien on property to secure all or part of the cost of construction or improvements thereon or to secure Debt incurred prior to, at the time of, or within one year after completion of such construction or making of such improvements, to provide funds for any such purpose;

          (vii) any Lien on any oil, gas, mineral and processing and other plant properties to secure the payment of costs, expenses or liabilities incurred under any lease or grant or operating or other similar agreement in connection with or incident to the exploration, development, maintenance or operation of such properties;

          (viii) any Lien arising from or in connection with a conveyance by TGP or any Restricted Subsidiary of any production payment with respect to oil, gas, natural gas, carbon dioxide, sulphur, helium, coal, metals, minerals, steam, timber or other natural resources;

          (ix) any Lien in favor of TGP or any Restricted Subsidiary;

          (x) any Lien created or assumed by TGP or any Restricted Subsidiary in connection with the issuance of Debt the interest on which is excludable from gross income of the holder of such Debt pursuant to the Internal Revenue Code of 1986, as amended, or any successor statute, for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by TGP or any Subsidiary;

          (xi) any Lien upon property or assets of any foreign Restricted Subsidiary to secure Debt of that foreign Restricted Subsidiary;

          (xii) Permitted Liens (as defined below);

          (xiii) any Lien created by any program providing for the financing, sale or other disposition of trade or other receivables classified as current assets in accordance with United States generally accepted accounting principles entered into by TGP or by a Subsidiary or Restricted Affiliate (as defined below) of TGP, provided that such program is on terms customary for similar transactions, or any document executed by any Subsidiary or Restricted Affiliate in connection therewith, provided that such Lien is limited to the trade or other receivables in respect of which such program is created or exists, and the proceeds thereof;

          (xiv) any Lien on Margin Stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System);

          (xv) any Lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a Lien upon such property or assets permitted by clauses (i) through (xiv), inclusive, above; or

          (xvi) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancing, refundings or replacements) of any Lien, in whole or in part, that is referred to in clauses (i) through (xv), inclusive, above, or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the greater of the principal amount of Debt so secured at the time of such extension, renewal, refinancing, refunding or replacement and the original principal amount of Debt so secured (plus in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement); provided further, however, that such extension, renewal, refinancing, refunding or replacement shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property).

     Notwithstanding the foregoing, under the Indenture, TGP may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any Lien upon any Principal Property to secure Debt of TGP or any Person (other than the Debt Securities) that is not excepted by clauses (i) through (xvi), inclusive, above without securing the Debt Securities issued under the Indenture, provided that the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (as defined below) (excluding Sale-Leaseback Transactions permitted by clauses (i) through (iv), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 15% of Consolidated Net Tangible Assets (as defined below).

     Restriction on Sale-Leasebacks. The Indenture provides that TGP will not, nor will it permit any Restricted Subsidiary to, engage in a Sale-Leaseback Transaction, unless: (i) such Sale-Leaseback Transaction occurs within one year from the date of acquisition of the Principal Property subject thereto or the date of the completion of construction or commencement of full operations on such Principal Property, whichever is later; (ii) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;
(iii) TGP or such Restricted Subsidiary would be entitled to incur Debt secured by a Lien on the Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without securing the Debt Securities; or (iv) TGP or such Restricted Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the repayment, redemption or retirement of Funded Debt (as defined below) of TGP or any Subsidiary, or (B) investment in another Principal Property.

     Notwithstanding the foregoing, under the Indenture, TGP may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (i) through (iv), inclusive, of the above paragraph, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding Debt (other than the Debt Securities) secured by Liens upon Principal Properties not excepted by clauses (i) through (xvi), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 15% of the Consolidated Net Tangible Assets.

     Certain Defined Terms. As used herein:

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom (i) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt), and (ii) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of TGP and its consolidated subsidiaries for

TGP's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

     "Debt" means any obligation created or assumed by any Person for the repayment of money borrowed and any purchase money obligation created or assumed by such Person.

     "Funded Debt" means all Debt maturing one year or more from the date of the creation thereof, all Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

     "Lien" means any mortgage, pledge, security interest, charge, lien or other encumbrance of any kind, whether or not filed, recorded or perfected under applicable law.

     "Permitted Liens" means: (i) Liens upon rights-of-way for pipeline purposes; (ii) any governmental Lien, mechanics', materialmen's, carriers' or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction; (iii) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property; (iv) Liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by TGP or any Subsidiary in good faith; (v) Liens of, or to secure performance of, leases; (vi) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings; (vii) any Lien upon property or assets acquired or sold by TGP or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables; (viii) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (ix) any Lien upon any property or assets in accordance with customary banking practice to secure any Debt incurred by TGP or any Restricted Subsidiary in connection with the exporting of goods to, or between, or the marketing of goods in, or the importing of goods from, foreign countries; or (x) any Lien in favor of the United States of America or any state thereof, or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Lien securing industrial development, pollution control or similar revenue bonds.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization, or government or any agency or political subdivision thereof.

     "Principal Property" means (a) any pipeline assets of TGP or any Subsidiary, including any related facilities employed in the transportation, distribution or marketing of natural gas, that are located in the United States or Canada, and (b) any processing or manufacturing plant owned or leased by TGP or any Subsidiary that is located within the United States or Canada, except, in the case of either clause (a) or (b), any such assets or plant which, in the opinion of TGP's Board of Directors, is not material in relation to the activities of TGP and its Subsidiaries as a whole.

     "Restricted Affiliate" means any Affiliate of TGP (other than a Subsidiary) designated by TGP as a "Restricted Affiliate" by written notice to the Trustee; provided, however, that such Affiliate shall not become a Restricted Affiliate until such time that (a) such Affiliate executes a guaranty (in form and substance reasonably satisfactory to the Trustee) in favor of the Trustee, for the ratable benefit of the Holders, guaranteeing the prompt and complete payment by TGP when due (whether at the stated maturity, by acceleration or otherwise) of the Debt Securities, and (b) the Trustee receives an Opinion of Counsel reasonably acceptable to the Trustee, which shall be in form and substance satisfactory to the Trustee; provided further, however, that after such time as such Affiliate becomes a Restricted Affiliate, TGP may thereafter terminate the designation of such Affiliate as a Restricted Affiliate by written notice to the Trustee at which time the aforementioned guaranty of such Affiliate shall also terminate.

     "Restricted Subsidiary" means any Subsidiary of TGP owning or leasing any Principal Property.

     "Sale-Leaseback Transaction" means the sale or transfer by TGP or any Restricted Subsidiary of any Principal Property to a Person (other than TGP or a Subsidiary) and the taking back by TGP or any Restricted Subsidiary, as the case may be, of a lease of such Principal Property.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that TGP may, without the consent of the Trustee or the holders of any Debt Securities issued thereunder, consolidate or merge with, or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any Person, provided that (i) either TGP is the surviving entity or such successor Person shall expressly assume the due and punctual payment of the principal of, and any premium and interest on, all the Debt Securities and the performance or observance of every covenant and condition of the Indenture on the part of TGP to be performed or observed, (ii) immediately after giving effect to the transaction, no Default or Event of Default exists, and (iii) TGP has delivered any Officer's Certificate and Opinion of Counsel required by the Indenture. Any such successor Person shall succeed to and be substituted for, and may exercise every right and power of, TGP under the Indenture with the same effect as if it had been named a party in the Indenture and TGP shall, except in the case of a lease, be released and discharged from all its obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

     An "Event of Default" will occur under the Indenture with respect to Debt Securities of any series issued thereunder upon: (a) default in the payment of the principal of, or premium, if any, on, any Debt Security of such series at its maturity; (b) default in the payment of any interest on any Debt Security of such series when it becomes due and payable and continuance of such default for a period of 30 days; (c) default in the performance, or breach, of any term, covenant or warranty contained in the Indenture with respect to such series for a period of 60 days upon giving written notice as provided in the Indenture; (d) the occurrence of certain events of bankruptcy; or (e) any other Event of Default applicable to such series.

     The Indenture provides that if an Event of Default described in clauses
(a), (b), (c) or (e) above shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all affected Debt Securities then outstanding (voting as a single class) may declare the entire principal amount of all affected Debt Securities to be due and payable immediately upon giving written notice as provided in the Indenture. In addition, if an Event of Default described in clause (d) above shall have occurred and be continuing, either the Trustee or holders of not less than 25% in principal amount of all Debt Securities then outstanding may declare the entire principal amount of all Debt Securities outstanding to be due and payable immediately upon giving written notice as provided in the Indenture. The Indenture provides that the holders of a majority in principal amount of Debt Securities of all affected series then outstanding (voting as a single class) may rescind and annul such declaration and its consequences under certain circumstances.

     The holders of a majority in aggregate principal amount of all affected Debt Securities then outstanding (voting as a single class) may waive past defaults under the Indenture with respect to all such Debt Securities and their consequences (except a continuing default in the payment of principal of or premium, if any, or interest on any Debt Security or a default in respect of any covenant or provision of the Indenture which cannot be modified or amended by a supplemental indenture without the consent of the holder of each outstanding Debt Security affected thereby).

     Pursuant to the Indenture, the holders of a majority in aggregate principal amount of all affected Debt Securities then outstanding (voting as a single class) may direct with respect to such series the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of any holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with any such direction.

     Under the terms of the Indenture, TGP is required to furnish to the Trustee annually an Officer's Certificate to the effect that to the best of such officer's knowledge, TGP is not in default in the performance and observance of the terms, provisions and conditions of the Indenture or, if such officer has knowledge that TGP is in default, specifying such default. The Indenture requires the Trustee to give to all holders of Debt Securities outstanding thereunder notice of any default by TGP in the manner provided in the Indenture, unless such default shall have been cured or waived; however, except in the case of a default in the payment of principal of and premium, if any, or interest, if any, on any Debt Securities outstanding thereunder, the Trustee is entitled to withhold such notice in the event that the board of directors, the executive committee, or a trust committee of directors or certain officers of the Trustee in good faith determine that withholding such notice is in the interest of the holders of such outstanding Debt Securities.

SATISFACTION AND DISCHARGE; LEGAL AND COVENANT DEFEASANCE

     Under the terms of the Indenture, TGP may satisfy and discharge certain obligations to holders of Debt Securities of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (i) depositing or causing to be deposited with the Trustee funds in an amount sufficient to pay the principal and any premium and interest to the date of such deposit (in case of Debt Securities of such series which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, (ii) paying or causing to be paid all other sums payable under the Indenture with respect to such Debt Securities, and (iii) delivering to the Trustee an Officer's Certificate and Opinion of Counsel relating to such satisfaction and discharge.

     The Indenture also provides that TGP and any other obligor, if any, will be discharged from any and all obligations in respect of any series of Debt Securities issued thereunder (excluding, however, certain obligations, such as the obligation to register the transfer or exchange of such outstanding Debt Securities of such series, to replace stolen, lost, mutilated or destroyed certificates, to pay principal and interest on the original stated due dates or specified redemption date, to make any sinking fund payments, and to maintain paying agencies) on the 91st day following the deposit referred to in the following clause (i), subject to the following conditions: (i) the irrevocable deposit, in trust, of cash or U.S. Government Obligations (or a combination thereof) which through the payment of interest and principal thereof in accordance with their terms will provide cash in an amount sufficient to pay the principal and interest and premium, if any, on the outstanding Debt Securities of such series and any mandatory sinking fund payments, in each case, on the stated maturity of such payments in accordance with the terms of the Indenture and the outstanding Debt Securities of such series or on any Redemption Date established pursuant to clause (iii) below; (ii) TGP's receipt of an Opinion of Counsel based on the fact that (A) TGP has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case, to the effect that, and confirming that, the holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and defeasance had not occurred; (iii) if the Debt Securities are to be redeemed prior to Stated Maturity (other than from mandatory sinking fund payments or analogous payments), notice of such redemption shall have been duly given pursuant to the Indenture or provision therefor satisfactory to the Trustee shall have been made; (iv) no Event of Default or event which with notice or lapse of time or both would become an Event of Default will have occurred and be continuing on the date of such deposit; and (v) TGP's delivery to the Trustee of an Officer's Certificate and an Opinion of Counsel, each stating that the conditions precedent under the Indenture have been complied with.

     Under the Indenture, TGP also may discharge its obligations referred to above under "-- Certain Covenants" and "-- Consolidation, Merger and Sale of Assets", as well as certain of its obligations relating to reporting obligations under the Indenture, in respect of any series of Debt Securities on the 91st day following the deposit referred to in clause (i) in the immediately preceding paragraph, subject to satisfaction of the conditions described in clauses (i),
(iii), (iv) and (v) in the immediately preceding paragraph with respect to such series of Debt Securities and the delivery of an Opinion of Counsel confirming that the holders of the Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit and covenant defeasance had not occurred.

CHANGES IN CONTROL AND HIGHLY LEVERAGED TRANSACTIONS

     The Indenture does not contain provisions requiring redemption of the Debt Securities issued thereunder, or adjustment to any terms of such Debt Securities, upon any change in control of TGP.

     Other than the limitations on Liens and the restriction on Sale-Leaseback Transactions described above under "-- Certain Covenants", the Indenture does not contain any covenant or other provisions designed to afford holders of the Debt Securities issued thereunder protection in the event of a highly leveraged transaction involving TGP.

MODIFICATION OF THE INDENTURE

     The Indenture provides that TGP and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities issued thereunder to: (a) secure any of such Debt Securities; (b) evidence the succession of another Person to TGP under the Indenture and the Debt Securities and the assumption by such successor Person of the obligations of TGP thereunder; (c) add covenants and Events of Default for the benefit of the holders of all or any series of such Debt Securities or to surrender any right or power conferred by the Indenture upon TGP; (d) add to, change or eliminate any of the provisions of the Indenture, provided that any such addition, change or elimination shall become effective only after there are no such Debt Securities of any series entitled to the benefit of such provision outstanding;
(e) establish the forms or terms of the Debt Securities of any series issued thereunder; (f) cure any ambiguity or correct any inconsistency in the Indenture; (g) evidence the acceptance of appointment by a successor trustee; and (h) qualify the Indenture under the Trust Indenture Act.

     The Indenture also contains provisions permitting TGP and the Trustee, with the consent of the holders of a majority in aggregate principal amount of all outstanding Debt Securities affected by such supplemental indenture (voting as a single class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture, or modify in any manner the rights of the holders of such Debt Securities, provided that TGP and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) change the stated maturity of the principal of or any installment of principal of or interest, if any, on, any Debt Security, or reduce the principal amount thereof or premium, if any, on or the rate of interest thereon,
(b) reduce the percentage in principal amount of Debt Securities required for any such supplemental indenture or for any waiver provided for in the Indenture,
(c) change TGP's obligation to maintain an office or agency for payment of Debt Securities and the other matters specified therein, or (d) modify any of the provisions of the Indenture relating to the execution of supplemental indentures with the consent of holders of Debt Securities which are discussed in this paragraph or modify any provisions relating to the waiver by holders of past defaults and certain covenants, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby.

NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES OR STOCKHOLDERS

     No director, officer, employee or stockholder, as such, of TGP or any of its affiliates shall have any personal liability in respect of the obligations of TGP under the Indenture or the Debt Securities by reason of his, her or its status as such.

APPLICABLE LAW

     The Indenture is, and the Debt Securities offered hereby will be, governed by, and construed in accordance with, the laws of the State of New York.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture contains limitations on the rights of the Trustee, should it become a creditor of TGP, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Chase Manhattan Bank, a New York banking corporation, is the Trustee under the Indenture. TGP and its affiliates maintain banking and other commercial relationships with The Chase Manhattan Bank in the ordinary course of business. In particular, The Chase Manhattan Bank is the agent and a lender under the revolving credit facilities of El Paso and El Paso Tennessee, including the El Paso Tennessee Credit Facility.

                              PLAN OF DISTRIBUTION

     TGP may offer or sell Debt Securities to or through one or more underwriters, dealers or agents as designated from time to time, or through a combination of such methods, and also may offer or sell the Debt Securities directly to one or more other purchasers. TGP may sell Debt Securities as soon as practicable after effectiveness of the Registration Statement of which this Prospectus is a part.

     A Prospectus Supplement will set forth the terms of the offering of the particular series of Debt Securities offered thereby, including: (i) the name or names of any underwriters or agents; (ii) the initial public offering or purchase price of such series of Debt Securities; (iii) any underwriting discounts, commissions, and other items constituting underwriters' compensation and any other discount, concessions, or commissions allowed or reallowed or paid by any underwriters to other dealers; (iv) any commissions paid to any agents;
(v) the net proceeds to TGP from the sales; and (vi) any securities exchanges or markets on which the Debt Securities may be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by TGP directly or through agents designated by TGP from time to time. Unless otherwise indicated in the related Prospectus Supplement, each such agent will be acting on a best efforts basis for the period of its appointment. Any agent participating in the distribution of Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to such series of Debt Securities. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with TGP, to indemnification by TGP against certain civil liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, TGP in the ordinary course of business.

     All Debt Securities offered will be a new issue of securities with no established trading market. Any underwriter to whom Debt Securities are sold by TGP for public offering and sale may make a market in such Debt, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Debt Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity of or the trading markets for any Debt Securities.

                                 LEGAL MATTERS

     The validity of the Debt Securities will be passed upon for TGP by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. If the Debt Securities are being distributed in an underwritten offering, the validity of the Debt Securities will be passed upon for the underwriters by counsel identified in the related Prospectus Supplement.

                                    EXPERTS

     The audited combined financial statements and schedule of the Energy Businesses of Tennessee Gas Pipeline Company as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, included in the January Form 8-K incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

======================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TGP, THE UNDERWRITERS OR ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TGP SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
Prospectus Supplement Summary.........   S-3
Use of Proceeds.......................   S-8
Capitalization........................   S-8
Description of Offered Securities.....   S-9
Underwriting..........................  S-13
Legal Matters.........................  S-14
PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
Forward-Looking Statements............     3
The Company...........................     4
Use of Proceeds.......................    16
Ratio of Earnings to Fixed Charges....    16
Description of Debt Securities........    16
Plan of Distribution..................    24
Legal Matters.........................    25
Experts...............................    25

======================================================

======================================================

                                  $900,000,000

                                 TENNESSEE GAS
                                PIPELINE COMPANY
                                  $300,000,000
                           7 1/2% DEBENTURES DUE 2017

                                  $300,000,000
                              7% DEBENTURES DUE 2027

                                  $300,000,000
                           7 5/8% DEBENTURES DUE 2037

                  -------------------------------------------

                             PROSPECTUS SUPPLEMENT
                  -------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              MORGAN STANLEY & CO.
                                 INCORPORATED

                             CHASE SECURITIES INC.
                           CITICORP SECURITIES, INC.
                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.

                                 MARCH 4, 1997

======================================================